5/19


03050572

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME BWT AG

*CURRENT ADDRESS

PROCESSED MAY 20 2003 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5221 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | |
|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | |

OICF/BY: dlw

DATE : 5/19/03

Rule 12g3-2(b)
File No. 82-522

03 MAY 19 AM 7:21
ARKS 12-31-02



# Annual Report 2002

BWT
BEST WATER TECHNOLOGY

# Key ratios
# BWT Group

| HGB | HGB | HGB | HGB | HGB | HGB | HGB |
|---|---|---|---|---|---|---|
| 1998 | 1997 | 1996 | 1995 | 1994 | 1993 | 1992 |
| | | | | | | |
| 229.1 | 190.5 | 168.9 | 179.6 | 154.1 | 141.8 | 123.6 |
| 20.2 | 13.9 | 9.8 | 11.7 | 8.9 | 13.7 | 11.1 |
| 18.6 | 15.8 | 16.8 | 13.9 | 7.3 | 11.4 | 8.2 |
| 14.4 | 12.8 | 12.2 | 9.6 | 4.4 | 8.6 | 1.8 |
| 20.9 | 19.7 | 18.0 | 16.2 | 14.6 | 13.6 | 8.2 |
| | | | | | | |
| 16.500 | 16.500 | 16.500 | 16.500 | 16.500 | 15.000 | 15.000 |
| 0.87 | 0.78 | 0.74 | 0.58 | 0.27 | 0.57 | 0.12 |
| 0.203 | 0.203 | 0.196 | 0.196 | 0.182 | 0.182 | 0.182 |
| | | | | | | |
| 11.3 | 6.3 | 7.3 | 6.5 | 7.8 | 7.8 | 3.4 |
| 84.7 | 74.2 | 62.9 | 53.6 | 47.2 | 28.4 | 24.2 |
| 1.654 | 1.457 | 1.358 | 1.335 | 1.234 | 1.149 | 946 |

| Share price *) | | 31.3.03 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 | 1993 | 1992 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Issue price | € | – | – | – | – | – | – | – | – | – | – | – | 7.45 |
| High | € | 9.95 | 29.81 | 42.50 | 40.60 | 19.35 | 19.84 | 17.22 | 10.57 | 12.28 | 13.44 | 10.54 | 7.47 |
| Low | € | 8.70 | 8.39 | 21.90 | 13.04 | 12.93 | 13.15 | 9.05 | 7.63 | 6.90 | 10.52 | 4.99 | 5.01 |
| Closing price | € | 8.93 | 9.65 | 24.50 | 35.35 | 13.35 | 18.89 | 14.24 | 8.13 | 7.52 | 12.17 | 10.53 | 5.01 |
| PER (closing price) | € | 10 | 11 | 27 | 38 | 24 | 22 | 18 | 11 | 13 | 45 | 19 | 42 |
| Market value in € m | | 159 | 172 | 437 | 583 | 220 | 312 | 235 | 134 | 124 | 201 | 158 | 75 |

*) Pre-2000 years adjusted, 1:10 stock split in July 2000

### Share

| Securities ID no. | 073770 |
|---|---|
| Reuters Code | BWTV.VI |
| Bloomberg | BWT AV |
| Telecourse | 3.AT073770 |

Shareholders structure:
- BWT private foundation 18.9%
- YSRO B.V. 31.6%
- Free float 49.5%

### Dates

| 1Q result 2003 | May 16, 03 |
|---|---|
| Annual General Meeting | May 28, 03 |
| Ex dividend | June 04, 03 |
| Dividend paid on | June 10, 03 |
| 1HY result 2003 | Aug. 14, 03 |
| 3Q result 2003 | Nov. 14, 03 |

Market makers in Vienna:
- Bank Austria AG
- Erste Bank der österr. Sparkassen AG (specialist)
- Oberbank AG
- Raiffeisen Centrobank AG

–ATX (scaled)
–BWT


130
120
110
100
90
80
70
60
50
40
30
01-2002
02-2002
03-2002
04-2002
05-2002
06-2002
07-2002
08-2002
09-2002
10-2002
11-2002
12-2002
01-2003
02-2003
03-2003

| | | IAS | IAS | IAS | IAS |
|---|---|---|---|---|---|
| | | 2002 | 2001 | 2000 | 1999 |
| Group sales | € m | 431.0 | 419.5 | 399.0 | 245.3 |
| EBIT | € m | 24.4 | 26.1 | 25.2 | 18.7 |
| EBT | € m | 20.4 | 21.4 | 22.2 | 14.8 |
| Group net income | € m | 15.2 | 15.2 | 15.4 | 9.3 |
| Cash flow from result | € m | 32.0 | 28.8 | 25.4 | 17.2 |
| Number of shares *) | In 1000's | 17.833.5 | 17.833.5 | 16.500 | 16.500 |
| Earnings per share | € | 0.85 | 0.90 | 0.93 | 0.56 |
| Dividends and bonus per share | € | 0.240 | 0.220 | 0.220 | 0.211 |
| Investments in tangible and intangible assets | € m | 9.6 | 14.9 | 16.7 | 12.3 |
| Shareholders' equity | € m | 123.4 | 111.2 | 97.9 | 85.3 |
| Employees as of 31.12. | persons | 2.466 | 2.511 | 2.510 | 1.839 |

*) Previous years adjusted, 1:10 stock split in July 2000

## Summary balance sheet

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | € m | % | € m | % |
| Fixed assets | 135.7 | 37.4 | 141.7 | 37.1 |
| Inventories | 45.1 | 12.4 | 57.1 | 15.0 |
| Receivables, prepaid expenses | 162.9 | 44.8 | 163.4 | 42.8 |
| Liquid funds | 19.5 | 5.4 | 19.5 | 5.1 |
| **BALANCE SHEET TOTAL** | **363.2** | **100.0** | **381.8** | **100.0** |
| Shareholders' equity | 123.4 | 34.0 | 111.2 | 29.1 |
| Minorities | 0.8 | 0.2 | 1.1 | 0.3 |
| Reserves | 61.1 | 16.8 | 62.3 | 16.3 |
| Liabilities and accruals | 177.9 | 49.0 | 207.2 | 54.3 |

# CONTENTS

| | | |
|---|---|---|
| Group structure | | 4 |
| Introduction by the Chairman of the Executive Board | | 6 |
| Board of Management, Supervisory Board | | 10 |
| The company | | 14 |
| BWT value strategy | | 15 |
| 2003: the year of water | | 16 |
| BWT – committed to the environment | | 17 |
| Energy from hydrogen for the 21st century | | 20 |
| Highlights of 2002 | | 22 |
| Management report 2002: | Economic environment | 24 |
| | Industry overview | 25 |
| | Development of sales | 25 |
| | Order book, earnings | 27 |
| | Assets and financial situation | 28 |
| | Investments | 29 |
| | Segment report: | |
| | Aqua Ecolife Technologies | 32 |
| | Aqua Systems Technologies | 36 |
| | Fuel Cell Membrane Technologies | 40 |
| | Aqua Finance | 43 |
| | The BWT share | 44 |
| | Investor Relations | 46 |
| | Research and Development | 47 |
| | Comaqua - BWT IT activities 2002 | 48 |
| | Personnel | 49 |
| | Outlook 2003 | 50 |


Results of BWT Group

| | | |
|---|---|---|
| Group balance sheet | | 52 |
| Profit and loss account | | 54 |
| Cash flow | | 55 |
| Equity schedule | | 56 |
| Notes: | Notes 2002 | 58 |
| | General notes | 61 |
| | Accounting and valuation principles | 64 |
| | Notes to the profit and loss account | 68 |
| | Notes to the balance sheet | 73 |
| | Notes to the cash flow statement | 83 |
| | Proposal for profit distribution | 88 |
| | Overview of the material participation | 89 |
| | Schedule of fixed assets at the BWT Group | 90 |
| Report of the Supervisory Board | | 92 |
| Auditor report | | 93 |
| BWT Group: locations | | 94 |

WATER TECHNOLOGY
FOR A BETTER LIFE


BWT
BEST WATER TECHNOLOGY

# Group Structure


BWT
BEST WATER TECHNOLOGY

Aqua Service GesmbH
A-5310 Mondsee

Neher Bad & Wellness Systems GmbH
A-9523 Villach-Landskron

Cillit Wassertechnik Vw. GmbH
D-69191 Schriesheim

Cillichemie Italiana S.R.L.
I-20129 Milano

Cillit S.A.
E-08940 Cornellá de Llobregat

BWT & Christ Hungaria Kft
H-2040 Budaörs

BWT Polska sp. z o.o.
PL-01-304 Warszawa

BWT Ceska republika s.r.o.
CZ-25101 Praha

BWT USA Inc.
CA-92083 Vista/California

Nomura Micro Science Co.Ltd.
J-Okada (5%)

BWT France S.A.S.
F-93206 St. Denis Cedex

CPED S.A.S.
F-95806 Cergy-Portoise Cedex (85%)

CPS S.A.S.
F-93206 St. Denis Cedex

CHRIST AQUA ecolife AG
CH-4147 Aesch

BWT Grundstücksverw. GmbH
D-69191 Schriesheim

BWT Wassertechnik GmbH
D-69191 Schriesheim

BWT Belgium nv/sa
B-1930 Zaventem

FuMA-Tech GmbH
D-66386 St. Ingbert

Lösch Filter GmbH
D-56746 Kempenich

Van der Molen GmbH
D-86438 Kissing/Augsburg

Van der Molen International B.V.
NL-1521 Wormerveer

Van der Molen do Brasil LTDA
Rio de Janeiro

Van der Molen Asia Pte. Ltd.
Singapore

Van der Molen South Africa Ltd.
Johannesburg

Aqua Ecolife Technologies (AET)

Aqua Systems Technologies (AST)

Fuel Cell Membrane Technologies (FCMT)

A-5310 Mondsee
€ 17,833,500

Christ Water Technology AG
A-5310 Mondsee

Aqua Engineering GmbH
A-5310 Mondsee

Hinke Tankbau GmbH
A-4870 Vöcklamarkt

Hinke Kft
H-7090 Tamási

Christ-Kennicott Water Systems Ltd.
UK-Wolverhampton

GOEMA AG
D-71665 Vaihingen

Staible Holding
D-86438 Kissing/Augsburg (92%)

Christ AG
CH-4147 Aesch

Christ GmbH
D-70499 Stuttgart

Tepro Project Engineering GesmbH
A-8501 Lieboch

Christ France S.A.S.
F-95806 Cergy-Portoise Cedex

Christ Holland BV
NL-2382 Zoeterwoude

Christ Nordic AB
S-21376 Malmö

Christ Water Singapore Pte. Ltd.
787602 Singapore

Christ Water USA Inc.
Vancouver W. A.

Christ Uangyih Service Center
Taiwan (49%)

Christ Water Technology Ltd
Shanghai (95%)

Christ AG Israel
Gimzo

BWT
BEST WATER TECHNOLOGY

# Introduction by the Chairman of the Executive Board

To our shareholders and business associates,

With the market characterised by signs of global recession, BWT – Best Water Technology Group, Europe's market leader in water technology – significantly expanded its market shares in its European home market in the 2002 financial year.

Consistent implementation of a BWT growth strategy aimed at sustainable increase in value led to a 2.7% increase in consolidated turnover to € 431 million, EBITDA of € 39.7 million (+0.3% on the previous year), EBIT of € 24.4 million (-6.8% on the previous year) and profit after minority interests which matched the previous year at € 15.2 million. Cash flow from operating activities reached a new high in the company's history at € 34.6 million. Earnings growth in the Aqua Ecolife Technologies (AET) division together with reduced losses in the Fuel Cell Membrane Technologies (FCMT) division offset the fall of € 5 million in the operating results of the Aqua Systems Technologies (AST) division.



In the AET – Aqua Ecolife Technologies – division we worked on optimising the product range and developing modern, powerful and system oriented products for the safety, hygiene and wellness growth market. Significant single-digit growth was achieved in all European markets, rising as high as 60% in eastern Europe.

The Aqua Systems Technologies division was characterised by the merger of the companies operating in the industrial and municipal sectors under the umbrella organisation Christ Water Technology AG, by strong growth in the beverages and food industry and municipal drinking and waste water business, and weak investment in the semiconductor and power station sectors. The well-diversified industry mix resulting from the creation of the Christ Water Technology Group, the market leadership in Europe and parts of Asia (thanks to economically and ecologically optimised technologies) form the basis for long-term successful growth by the division. Global economic uncertainty will mean continuing severe hesitancy over investment, particularly in the semiconductor industry, which is important for us.

In 2002 the Fuel Cell Membrane Technologies division again required net investment. However, with sales declining to € 0.8 million, losses were reduced to € 1.9 million, down on the previous year. International testing and research institutes together with strategic alliances confirm the unique performance of the FUMATECH membrane.

In accordance with our vision of becoming an internationally leading water technology group, we further expanded our strong commitment to R&D in 2002. In all, investment in fundamental research and product and process development was increased 11.5% to € 12.6 million. Growth through innovation, along with growth through geographical expansion and growth in existing markets, is the most important pillar of the BWT growth strategy.

Improving and developing management of all aspects of water as a resource is one of the great challenges facing humanity. The 21st century is the century of water. To enhance awareness of the importance of water as a resource, the UN declared 2003 the "International Year of Freshwater". This proclamation is a global statement of the importance of protecting drinking water resources, dealing responsibly with water resources, the problem of distribution and the need for sustainable water management.

For BWT, dealing responsibly with water as a life-giving resource and means of production is both our corporate culture and the task of developing, producing and distributing resource-conserving products and processes in line with optimising economy and ecology.

The limited availability of water as an essential element for life and means of production, the worldwide growth in demand for water (supported by global population growth), industrial demands on ultra-pure water quality and the desire of broad sections of the population for an environmental policy with is guided by the principle of sustainability, mean that our communal resource WATER is now the most economically interesting and ecologically important growth market of the future.

BWT is well prepared to exploit the opportunities in this global market, while at the same time minimising risks as far as possible. BWT management sees its mission of making BWT the internationally leading water technology group as an exciting challenge, and is working on achieving this through consistent application, far-sightedness and focus on the Group's strengths.

I should like to thank all the highly-motivated and ambitious BWT employees for their strong commitment to making our name - Best Water Technology - a daily reality, and continuing to grow dynamically. Together with this team, I look forward to successfully tackling the tasks ahead of us, even in economically challenging times.

BWT welcomes the recent creation of the Austrian Corporate Governance Code. We regard this as a positive signal to international and national investors, customers, suppliers, employees and the general public, and expect this to strengthen the Austrian financial market. Even without the Code, BWT has always striven for management which is transparent and in accordance with the BWT value strategy. Most of the Code's requirements are already satisfied, and BWT will continue to work intensively on this issue.

So that our shareholders benefit not only from our growth in assets but also from our success, the Executive Board will propose to the forthcoming Annual General Meeting a dividend of € 0.24 a share from earnings per share of € 0.85. This means that total earnings distribution will amount to € 4.28 million, or 28% of consolidated profit.

We would like to thank our shareholders for their confidence in us, and hope this will continue to be one of the pillars of our Group, even in more economically challenging times. Despite some difficult conditions in the international market in the past year, the chances of a great future for BWT – Best Water Technology Group – in the most important growth market of the 21st century – WATER! – have significantly improved. I promise you that we will make the best possible use of our know-how for sustainable increase in value in these times of global reorientation in water markets, in line with the Best Water Technology value strategy.

Your





Drinking Water | Swimming Pool Water | Ultra-Pure Water | Process Wat

Waste Water | High Performance Membranes

BWT
BEST WATER TECHNOLOGY

# Board of Management



Andreas Weißenbacher
Chairman of the Executive Board
since 1990
Responsible for Strategy,
R&D, IR, PR and for
Fuel Cell Membrane Technologies

Gerhard Speigner
Member of the Executive Board
since 1996
Responsible for Finances

Massimo Grassi
Member of the Executive Board
since 1.9.2000
Responsible for the business
division
*Aqua Ecolife Technologies*

Karl Michael Millauer
Member of the Executive Board
since 8.1.2001
Responsible for the business
division
*Aqua Systems Technologies*

# Supervisory Board

Mag. Dr. Leopold Bednar, Vienna
*Chairman*

Dr. Wolfgang Hochsteger, Hallein
Deputy Chairman

Dipl. Vwt. Ekkehard Reicher, Oberalm

Gerda Egger, Golling

Serge Schmitt, Hagenthal-le-Bas, France (since 29.5.2002)

Klaus Reinhard Kastner, Gmunden

BWT –

Responsibility for

the entire water loop

"from source back to earth"





## The Company

The Best Water Technology Group of Companies was founded in 1990 through a management buy-out of the Benckiser Group, Ludwigshafen (Germany), and today it is the leading European water technology company with 58 subsidiaries and associates. BWT has pledged itself to the entire water cycle - from source back to earth – and has consistently expanded the business areas of drinking water, swimming pool water, process and waste water in line with its growth strategy. In 2002 BWT worked purposefully on implementing its "BWT Global 2000" strategy. There is interesting growth potential in all three business areas:

**1. Aqua Ecolife Technologies (AET)**

BWT "Water Technologies for a better life" are becoming essential in any ecologically aware and health-conscious household. Safety, hygiene and wellness technologies, particularly in the shape of limescale and corrosion protection devices used in drinking water treatment, promise above-average growth in Europe.



**2. Aqua Systems Technologies (AST)**

Thanks to the MDC – modular design component – system, BWT is increasingly becoming the "GLOBAL PARTNER" for the semiconductor, pharmaceuticals, biotechnology, food, beverages and energy industries and for municipalities.

**3. Fuel Cell Membrane Technologies (FCMT)**

Industrialisation of fuel cell technology is becoming a possibility, thanks to the revolutionary development of the high performance FUMATECH proton exchange membrane on a non-fluoridised basis and the equally unique range of capabilities of FUMATECH membranes based on fluoride. BWT "Water Technologies for a better life" not only open up a new megamarket, but also ensure sustainable mobility, communications, and heat and energy supplies.

Best Water Technology Group has production facilities at five main sites: Paris, France; Schriesheim, Germany; Tamasi, Hungary; Mondsee, Austria, and Christ AG at Aesch in Switzerland. All the basic technologies for water treatment applications, disinfection technologies such as UV and ozone plants are part of the product range alongside ion-selective membranes, electrical desalination plants, ion exchangers, membrane plants (reverse osmosis, nanofiltration, microfiltration, ultrafiltration), the new AQA total Technology - the first technology worldwide for drinking water treatment without the use of salt – and the unique FUMATECH High-Performance Proton Exchange Membrane – the heart of fuel cell for the energy converter of the third millennium. Research and development are carried out at four locations. Growth through innovation and geographic expansion is the engine for long-term dynamic corporate development. BWT subsidiaries and associates now cover all of Europe. In the past few years, we have increasingly formed or acquired subsidiaries to handle local markets (sales and engineering) in North and South America, southern Africa and Asia. It is the goal of the BWT Group to build on its leading position in Europe by means of consistent internationalisation, in keeping with the BWT value strategy. The basis for this continued dynamic development in an increasingly rapidly changing market are a highly committed team of employees and maximised profits. These are the basis for financing BWT's growth strategy in the world's most interesting market: WATER.

# BWT Value Strategy



## Vision

BWT - a leading international water technology Group

## Strategy

Growth through innovation
Growth through geographical expansion
Growth in existing markets with existing technologies

## Financing

Long term from own cash flow

## Motto

| | | |
|---|---|---|
| The aim: | **Best** | Achievement and success |
| The task: | **Water** | From source back to earth |
| The solution: | **Technology** | Optimisation of ecology and economy |

## 2003: The Year of Water

„Improving and developing management of all aspects of water as a resource is one of the great challenges facing *humanity.*"

The UN has declared 2003 the "International Year of Freshwater". This proclamation is a global statement of the importance of protecting drinking water resources, dealing responsibly with water resources, the problem of distribution and the need for sustainable water management. UN member states are called on to make their own contributions and carry out public education campaigns for sustainable use of water.

The constant availability of water as an essential resource for life and important industrial resource is something that only inhabitants of highly-industrialised nations can take for granted. This essential resource for life is distributed highly unevenly - there are few regions with an optimal water supply on the scale that we enjoy in central Europe, for example. Many countries have suffered years of drought, resulting in famine. A metropolis like Mexico City with its millions of inhabitants is forced to draw on existing groundwater reserves to the point that the soil level has already sunk several metres.



Problems with water shortages are frequently compounded by problems of water pollution. Large quantities of heavy metals like cadmium, zinc, lead and mercury from industry and pesticides and nitrates from agriculture get into the water, and the lack of functioning waste water technology means that little or none are removed. This means that not only the quantity but also the quality of water is under constant threat. The limited availability of water is one of the most underestimated challenges of the 21st century. In numerous regions of the world, water shortage is one of the key obstacles to economic development and hence an improved standard of living.

Key challenges:

I. An adequate supply of clean drinking water and hygienic removal of waste water are essential for preserving human health. Some 80% of all diseases in developing nations are due to inadequate access to clean drinking water.

II. Water is the basis of the food supply for a world population which continues to grow. With a predicted 8 billion people in 2015, agriculture must continually increase yields to secure food for the developing nations.

III. There is also increasing concern about the quality of water, which has become one of the most urgent problems for both the industrialised and developing nations. Water sources are in some cases showing extreme burdens of a highly diverse range of pollutants.

IV. An adequate water supply is also a prerequisite for many areas of industrial production, and hence for the economic growth of a country.

V. In the industrial and commercial sectors, water for industrial use can in many cases be recycled. In developing countries in particular, suitable water technologies must be accessible when constructing new infrastructures in the industrial sector.

# BWT - committed to the environment

**$CO_2$ cycle and climatic change**

Plants generate biomass from water and carbon dioxide through photosynthesis. Atmospheric $CO_2$ is stored as biomass. When the biomass decays $CO_2$ is released again to the atmosphere. Coal, petroleum and natural gas reserves constitute vast stores of ancient carbon dioxide which have been built up and bound through chemical and geological processes over millions of years. Modern civilisation is consuming these fossil fuels in only a few centuries in combustion processes in industry, transport and households. Besides the natural $CO_2$ sources (volcanoes, forest fires) these processes release such large quantities of climatically relevant emissions that they can no longer be absorbed by current vegetation and marine plankton. This is leading to a change in the atmosphere and the global climate. We are turning up our planet's thermostat.

**Carbon sink – Amazonas rain forest**

Based on annual demand for fossil fuels, it has been calculated that 7 billion tons of $CO_2$ are emitted into the atmosphere worldwide. However, the mass measured in the atmosphere amounts to only 3 billion tons. 50% of $CO_2$ emissions disappear in carbon sinks. One proven present-day carbon sink is the Amazonas rain forest, covering 5 million square kilometres. In this area, plant growth (the development of biomass) outstrips the decay of plant biomass. This makes the rain forest a $CO_2$ consumer, a $CO_2$ store – in short, a carbon sink. The rain forest contains 5 - 10 times more carbon than a savannah. Global warming could transform the rain forest into a savannah. The result would be the release of massive quantities of $CO_2$, further driving warming. The massive oxygen sink would collapse.

**Ice cores – a climatic archive**

In the USA, at Denver, Colorado, Antarctic deep-bore ice cores are stored at -39°C. The cores contain bubbles of air from the past 400,000 years, a deep-frozen archive of the changing world climate. The Earth warms and cools in 100,000-year cycles. The ice cores show that variations in the greenhouse gases $CO_2$ and $CH_4$ track changes in the climate. Over the last 400,000 years, the atmosphere's $CO_2$ content has varied between 180 and 280 ppm (parts per million). Within only a century, humanity has managed to boost this to 370 ppm.

**Methane hydrate on the ocean floor**

At suitably low temperatures and high pressures, the greenhouse gas methane can be stored in the ice as methane hydrate. Huge quantities of this compound are lying on the ocean floor. However, methane hydrate is unstable: as sea temperatures increase, methane hydrate breaks down, releasing huge quantities of methane. The result would be a global warming spiral. Molecule for molecule, methane has almost 30 times the greenhouse effect of $CO_2$.

**Development opportunities through sustainable development**

In 1992, the UN Conference on Environment and Development in Rio de Janeiro adopted Agenda 21 as binding on the community of nations. This is the model for sustainable development. The goal is to meet the economic, ecological and social needs of our society in a way that preserves development potential for future generations as a basis for peaceful global coexistence.

In 1997 the Kyoto Protocol was adopted, committing the industrialised nations to bring their pollution down 5% below 1990 levels by the year 2012.

In 2002 the UN World Summit on Sustainable Development was held in Johannesburg. The key goals were defined as securing elementary education and health care, combating poverty, sustainable use of recourses and preserving biodiversity.

# BWT - committed to the environment

**BWT is committed to this paradigm of sustainable development**

Sustainability is not a patent recipe, but rather an exciting learning process which BWT has embraced. We support this process of sustainable development through committed efforts in R&D. Our goal is ongoing optimisation of product and process technologies, based on the criteria of environmental, social and economic acceptability.

This is why BWT seeks to operate in eco-efficient ways:

- to develop environmentally and socially acceptable technologies;
- to manufacture durable, repair-friendly and environmentally acceptable consumer goods;
- to use renewable energies and reduce the use of fossil and nuclear energy generation;
- to reduce $CO_2$ by reducing energy demand and the use of raw materials and consumables;



- to show a social or ecological commitment which reaches beyond the objects of the Company;
- to support protection of biodiversity.

**1. BWT documents quality management:**

Our eco-efficient corporate strategy at work:
The EU EMAS Regulation and the ISO 14001 series created and standardised a comprehensive and systematic concept for industrial environmental and quality management. BWT works consistently to comply with environmental regulations, uses the best economically justifiable technology, and is working on standardised implementation of eco-audits. ISO 9001 audits of the subsidiaries CILLICHEMIE Italiana, Milan and CHRIST AQUA-Systeme, Switzerland together with quality seals (Germany, Switzerland, Austria, Denmark, France and USA) for the AQA total series are proof that the high quality requirements of our corporate guidelines are effective. In February 2002 our subsidiary BWT Wassertechnik, Schriesheim, was certified to ISO 14001.

**2. BWT is working on the ecological future of the fuel cell**

The FUMATECH high performance polymer membrane offers new prospects and opportunities for fuel cell technology.
BWT is committed to sustainable use of the entire water cycle. Eco-friendly energy generation and efficient use of scarce resources are the central challenges of the next few decades. Fuel cell technology is the basis for an ecological future.

### 3. BWT sets priorities in safety, hygiene and wellness management. Drinking water needs safety and hygiene

Together with the French chemist Louis PASTEUR (1822–1895), the German doctor Robert KOCH (1843 – 1910) is regarded as the founder of bacteriology.

- 1928 Britain's Alexander FLEMING discovered that the mould Penicillium notatum produces a substance which inhibits bacterial growth. He called this antibiotic "Penicillin".
- 1973 Researchers produced the first genetically modified bacterium.
- 1977 American scientists were the first to introduce human genetic information into bacteria.
- 1978 Research groups succeeded in introducing a synthetic insulin gene into Escherichia coli bacteria and making it work. The bacteria produce human insulin.
- 1997 Bacteriologists completed decoding the genome of the Escherichia coli bacterium.
- 2001 The dreaded Legionnaire's disease spreads like wildfire in the Spanish town of Murcia. The bacterium Legionella pneumophila causes severe pneumonia and multiplies particularly quickly in air conditioning units, boiler installations and industrial and domestic hot water installations.

Through intensive research and development work, BWT has introduced visionary products into the market which increase and guarantee the safety and hygiene of drinking water. Rust and limescale deposits increase the surface of the internal walls of water pipes, so that organisms can attach and multiply more easily. To ensure the hygienic safety of drinking water, formation of encrustations and limescale deposits must be prevented, to stop bacteria and protozoa attaching. Examples of innovative products are AQA total-plus, Calfi, UV and ozone plants.

### Safety through environmental technology in the industrial and municipal sectors

In the Aqua Systems Technologies (AST) business area, environmental protection is the central consideration in developing technological solutions for customers. This is most apparent in industrial waste water. Due to increasingly stringent environmental regulations, this area is growing very rapidly, and the successful companies are those which can offer the most environmentally friendly solutions in economically optimised form. Within the AST area, the BWT Group has water recycling techniques which not only decrease water consumption dramatically, but also filter important minerals and other valuable substances out of process and waste water for reuse in the production process.

The AST Group is a leader in drinking and waste water treatment for municipal customers as well. Here, biological processes are increasingly being used alongside physical and chemical methods.

The AST business area is particularly concerned to achieve the required grade of purity of the process water with the minimal possible use of chemicals. Optimised process technologies substantially reduce the use of chemicals. This preserves the environment and has a positive impact on operating costs.

### BWT eco-communication

BWT addresses environmental questions in its internal and external communication, to raise awareness of these issues among customers and market partners and to set a signal. BWT is preparing an initial comprehensive environmental report, describing its environmental commitment (product and process ecology). BWT AG, Mondsee, supports the local groups of the Austrian nature youth movement (ÖNJ, NGO), which encourages the protection of species and biotopes in indigenous moors and floodplain forests.

## Energy from hydrogen for the 21st century – the century of water, energy converter for the 21st century

**Energy converter for the 21st century**

BWT – Best Water Technology Group – Mondsee (Austria) is known as Europe's leading water technology group. Membrane technology is the basis for many product and process concepts. The background: in membrane filtration processes (microfiltration, ultrafiltration, nanofiltration, reverse osmosis), the water to be treated is forced through a membrane under pressure. The membrane retains unwanted substances in the water. However, membranes can also support other technologies: for example, water can be electrically decomposed into its basic elements, hydrogen and oxygen, in a so-called membrane electrolysis cell. This decomposition of water is a completely reversible reaction, in which the elements can combine again to become water. Hydrogen and oxygen (separated e.g. by a membrane) combine to form water, releasing energy in the process – the fuel cell, the energy converter of the 21st century, can be reduced to this:



$$H_2 + O_2 \rightarrow \text{energy} + H_2O$$

For a long time, this principle, discovered by Sir William Robert Grove in 1839 and termed "cold combustion", was reserved for exotic applications, such as powering satellites. Now, it is being used in more and more new and extremely attractive commercial applications. These range from stationary electricity and heat generation through mobile applications in cars, buses and ships to consumer products. New concepts are constantly being developed, and fuel cells are now accepted worldwide as efficient and clean energy converters. The forecasts accordingly remain extremely optimistic. We expect synergies, specifically as a result of the great interest shown by the automotive industry, which will lead to substantial cost reductions in fuel cell units.

**How do fuel cells work?**

Generally, traditional generation of electricity uses the energy stored in fossil fuels – raw materials with limited availability. The fuel cell is the optimal method of transforming chemical energy directly into electrical power and heat through an electrochemical process. Because intermediate steps are avoided, this is a particularly efficient process. In principle, a fuel cell works like a battery, with the difference that the fuel cell continues to generate electricity as long as fuel – for example hydrogen – is supplied. The fuel cell consists of two electrodes, a cathode and an anode, separated by an electrolyte. In a polymer-electrolyte-membrane fuel cell (PEMFC), the electrolyte is replaced by a proton conducting membrane. Hydrogen ($H_2$) and oxygen ($O_2$) or air flow over the electrodes and are converted into water ($H_2O$) and heat, generating electricity in the process. The hydrogen is supplied to the anode, where it releases an electron ($e^-$) at the catalyst layer, leaving a proton. The proton ($H^+$) diffuses through the membrane, which is completely impermeable to gases. The electrons, as usable electrical energy, are routed back to the cathode via an external circuit. At the second catalyst layer on the cathode, the proton reacts with oxygen from air to form the only waste product – WATER.

## Ecological advantages

The huge market potential of fuel cells is primarily due to ecological reasons. Using fuel cell technology is an effective way of reducing the greenhouse effect and containing climatic change.

Also, the well-known limited availability of fossil fuels requires caution in managing the available resources. In this context, fuel cell technology has been subjected to many tests and evaluations worldwide. Greater use of natural gas, hydrogen, methanol, and renewable raw materials and energy can prolong availability of cheap crude oil. With its innovative fuel cell membrane technology, the BWT subsidiary FUMATECH has been active in this future-oriented market for years.

## The fuel cell market

The market for fuel cells can be divided globally into three segments – mobile, stationary and portable applications. The individual sectors in turn can be divided into different applications with very diverse stages of development and market potential. The market segment of portable applications includes mobile telephones (up to 10 W), laptops and PDAs (personal digital assistants) up to 100 W and generators for military use and for camping (up to 10 kW). The latter are already in the marketing phase for military applications. For mobile chargers, and also for PDAs and cameras, short production runs and prototypes based on direct methanol fuel cells are expected in the year 2003.
Leading Japanese and Korean companies have announced production of portable electronic devices for 2004.

In the market segment for stationary uses, significant applications are building electrical generators (up to 10 kW) and stable power supplies e.g. for Internet providers and computer centres, and also for hospitals (up to 50 kW). Besides this, membrane fuel cells can play an important role in decentralised electricity generation and in peak shaving in large-scale power stations (200 kW to 10 MW). So far, only phosphoric acid cells have reached the market here. Membrane fuel cells will be field-tested by a number of energy providers in the year 2003. For building energy supply (combined electricity and heat) in particular, membrane fuel cells with their flexible operation have many advantages over other types of fuel cell. The units exhibited by various manufacturers at ISH 2003 in Frankfurt/Main are already showing great progress on the way from prototypes to series units.

In the market segment for mobile applications, car engines (30 - 100 kW) represent the biggest market potential and pose the greatest challenges in technology, efficiency and infrastructure. Besides these, we expect attractive market potential in the short term for small vehicles such as wheelchairs, bicycles and motor-scooters (up to 10 kW). Applications in commercial vehicles like forklift trucks, fleet vehicles and buses (up to 100 kW) are likely to reach the market sooner due to the easier infrastructure conditions. Fuel cells are already being marketed for applications in submarines, ships and sailing boats. Besides mobile drives, mobile electricity generation plays an additional important role for APUs (auxiliary power units) in cars (up to 10 kW), planes and ships (10 to 1000 kW), and in space flight.

The market volume for fuel cells is estimated at 500 MW for 2005, rising to approx. 20,000 MW in 2010. This is, however, dependent on success in reducing prices from their current level of around € 500/kW to around € 50/kW. In this way BWT and FUMATECH will make a significant contribution to reducing costs by supplying optimised, low-cost membranes.

# Highlights 2002


STA-RITE

## 1. CONSOLIDATED SALES increased in a difficult market. Market shares boosted in European home market

BWT consolidated sales in 2002 increased 2.7% on the previous year, which in stagnant and even declining markets means significant market share gains by BWT. Sales in Europe grew 8.6%, and now account for 87.5% of consolidated sales.

## 2. AQUA ECOLIFE TECHNOLOGIES a continuing guarantee for growth. High growth rates in eastern Europe

The Aqua Ecolife Technologies business area reported growth in all important European markets. Sales of the eastern European BWT subsidiaries rose over 60% in 2002. Return on EBIT was increased from 9.3% to 10.1%.

## 3. WEAK ECONOMY in the semiconductor and power station industry

In the industrial sector the Christ Group suffered from the weakness of the semiconductor and energy industries, resulting in weak new orders and increased pressure on margins in the projects carried out. Capacity was adjusted at the UK subsidiary Christ-Kennicott.

## 4. SALES JUMP in the F&B and municipal business

Aqua Engineering (municipal drinking and waste water plant construction) and the van der Molen Group (specialising in the food and beverage industry) more than offset the decline in the semiconductor and energy sector with growth of 76% and 56% respectively.

## 5. ORDERS IN HAND reach record high

The total of € 118.7 million represented an increase of 3.1% on the record level in 2001.

## 6. CONSOLIDATED EARNINGS at previous year's level

The competitive market environment, particularly in the Aqua Systems Technologies business area, led to tighter gross margins. Structural measures required special write-downs totalling € 1.2 million, so that the operating result of € 24.4 million was 6.8% below the previous year's level. An improved financial result and lower group tax load kept consolidated earnings at the 2001 level of € 15.2 million.


HYGIENE
MANAGEMENT
BWT

## 7. CASH FLOW sets new record

Group-wide optimisation of inventory and receivables management boosted cash flow from operating activities from € 4.3 million in 2001 to € 31.6 million. Cash flow from income rose 11.1% to € 32 million.

## 8. FINANCIAL DEBT cut by 20%

The strong cash flow and the investment policy implemented made it possible to reduce interest-bearing net financial debt from € 113 million to € 91 million, improving the gearing to 73.8% (previous year: 101.8%).

## 9. DIVIDEND to be raised 9%

The Annual General Meeting on 28 May 2003 will be asked to approve an increase in dividend from € 0.22 to € 0.24 a share.

## 10. HYGIENE MANAGEMENT as a new market opportunity

R&D develops products for the hygiene management concept in drinking water systems. With the new Drinking Water Ordinance becoming effective, responsibility from the water meter to the tap is now clearly regulated. This creates new market opportunities for BWT.

# Management Report 2002

**The economic environment**

The EU, BWT Group's most important area, narrowly escaped economic stagnation in 2002. The economy in the OECD was also dominated by the recession in Japan and the gloomy mood in the USA.

Provisional figures put EU growth in 2002 at just 1.0%, with the economy lacking support from private consumption and investment. Although there was some improvement in foreign trade, this was due to a decline in imports, with exports stagnating in 2002.

Germany, the biggest economy in the EU, played a major role in the negative trend. The opening months of 2003 showed no signs of any improvement in the situation in Germany. The state of public sector budgets is having a particularly adverse effect on the European economy. As a result, no additional funds are available for economic stimulus, and budget economy measures are having a further deflationary impact on an already weak economy. The current strength of the Euro and uncertainty about developments in Iraq – and hence oil prices – are additional risk factors. Growth is accordingly expected to be muted again in 2003. Austrian industry, which was increasingly optimistic as late as the fourth quarter of 2002, has been slowed again by weak foreign demand. However, the strong consumer mood in Austria (compared to the environment generally) and the strong trend in eastern Europe – which also reflects impending EU membership – should enable the Austrian economy to outperform the previous year in 2003.

Economic data, EU



7,3
7,6
7,7
2,5
2,1
2,0
2,0
1,5
1,0
2001
2002
2003
+ % increase in GDP
+ % increase in consumer prices
Unemployment rate %


| GDP, real % change on previous year | 2001 | 2002 | 2003e |
|---|---|---|---|
| EU | 1.5 | 1.0 | 2.0 |
| Austria | 0.7 | 0.9 | 1.7 |
| Germany | 0.6 | 0.4 | 1.4 |
| France | 1.8 | 1.0 | 2.0 |
| Italy | 1.8 | 0.4 | 1.8 |
| Switzerland | 0.9 | 0.0 | 1.0 |

EU consumer prices rose by an average 2.1% in 2002. For the coming year, inflation is expected to ease slightly to 2.0%, with inflation in Austria, Germany and France below the EU.

| Consumer prices, % change on previous year | 2001 | 2002 | 2003e |
|---|---|---|---|
| EU | 2.5 | 2.1 | 2.0 |
| Austria | 2.7 | 1.8 | 1.5 |
| Germany | 2.5 | 1.4 | 1.5 |
| France | 1.6 | 1.9 | 1.8 |
| Italy | 2.8 | 2.5 | 1.9 |
| Switzerland | 1.0 | 2.4 | 2.1 |

Economic data, Austria


0,7
2,7
3,6
0,9
1,8
4,0
1,7
1,5
4,2
2001
2002
2003
+ % increase in GDP
+ % increase in consumer prices
Unemployment rate %

There is little hope of any broad recovery in the labour market, given the poor state of the economy. Unemployment is generally expected to continue to rise.

| Unemployment, % | 2001 | 2002 | 2003e |
|---|---|---|---|
| EU | 7.3 | 7.6 | 7.7 |
| Austria | 3.6 | 4.0 | 4.2 |
| Germany | 7.8 | 8.1 | 8.2 |
| France | 8.5 | 8.8 | 9.0 |
| Italy | 9.4 | 8.9 | 8.9 |
| Switzerland | 1.9 | 2.8 | 3.4 |

### Industry overview

The water technology market still ranks as the growth market of the new century. Sharply rising population figures and associated problems such as urbanisation, environmental pollution and food shortages are making the true value of water and the importance of water technology more and more obvious. Almost a quarter of the world's population today is without reliable access to clean drinking water, and international forecasts suggest this could rise to 3 billion people by 2025. Dry wells, contaminated sources, lowered groundwater tables, polluted lakes, rivers and oceans, damaged pipes and a lack of water treatment plants in industry and municipalities bear witness to careless management in the past of WATER as an essential resource for life.
In contrast to classic water utilities, BWT – Best Water Technology Group – has regarded it as its responsibility ever since its formation in 1990 to develop, produce and market technical solutions for sustainably securing the supply of water as an essential resource and means of production. There is above-average growth potential for economically and ecologically optimised products and processes which reduce or obviate the use of chemicals, together with resource efficient treatment technologies which conserve water and energy. The general process of concentration in water technology maintained pace in 2002. Major international groups are recognising the enormous growth potential in the water market, and are ready to invest in this future market. Demand for water treatment technology is growing by 3% to 6%, depending on the region. Particular growth markets include the nations applying for EU membership and Asia, together with the building installation market, where awareness of the need to secure drinking water quality is growing. The wellness trend is providing additional growth potential for water treatment.

BWT – Best Water Technology Group – with its business areas Aqua Ecolife Technologies, Aqua Systems Technologies and Fuel Cell Membrane Technologies has set itself the goal of utilising favourable global market opportunities, in the process making an important contribution towards resource-conserving use of water and sustainable global development.

## BUSINESS IN 2002

### IFRS income statements

The consolidated financial statements for the 2002 business year of BWT – Best Water Technology Group – were drawn up in accordance with IFRS (International Financial Reporting Standards).

**Consolidated sales: € 431.0 million, +2.7% on previous year**

Despite the poor economic environment, BWT Group increased consolidated sales in 2002 from € 419.4 million in the previous year by 2.7% to € 431.0 million. The Aqua Ecolife Technologies business area increased sales from € 246.4 million by +4.8% to € 258.1 million, and now accounts for some 60% of consolidated sales. The Aqua Systems Technologies division is suffering from lower sales to the semiconductor and power station industries, although this has been more than offset by growth in the food and beverages industry and municipal drinking and waste water treatment plant. Sales in the AST segment totalled € 172.1 million, a slight increase of 0.2% on the 2001 level of € 171.8 million.

# Management Report 2002

Sales of the BWT subsidiary FUMATECH, which is part of the Fuel Cell Membrane Technologies business area and develops and markets high-quality special-purpose membranes for use in fuel cells, fell € 0.5 million short of the previous year's level.

| Divisions (excluding intragroup sales) | 2002 | 2001 | +/- % |
|---|---|---|---|
| Aqua Ecolife Technologies (AET) | 258.1 | 246.4 | +4.8% |
| Aqua Systems Technologies (AST) | 172.1 | 171.8 | +0.2% |
| Fuel Cell Membrane Technologies (FCMT) | 0.8 | 1.3 | -41.9% |
| Total | 431.0 | 419.5 | +2.7% |

Total consolidated sales
(in € million)

431.0 419.5

2002 2001

Sales by business area
(in € million)



2002
0.8 FCMT
172.1 AST
258.1 AET
246.4 AET
171.8 AST
1.3 FCMT
2001


Aqua Systems Technologies (AST)
Aqua Ecolife Technologies (AET)
Fuel Cell Membrane Technologies (FCMT)

Sales by region
(in € million)



158.4 Other
176.1 European Union
96.5 Austria
2002
2001
156.4 Other
178.1 European Union
85.0 Austria


Austria
European Union
Other Europe and world

Growth was achieved in all important markets in the AET business area. Even in the German market, characterised by economic weakness, BWT increased sales by 3%, resulting in clear market share gains in a declining market. Above-average growth was reported by the companies in Austria (+5.7%), France (+6.7%), Italy and Spain (+8.9%) and eastern Europe (+60.1%).

Industrial and municipal business in the AST business area was dominated by the growth in sales of Aqua Engineering GmbH (+76.3%), which was particularly successful in China, and the van der Molen Group (+56.4%), which works in the food and beverage industry. This offset the decrease in sales of the Christ Group (-10.1%), which markets its ultra-pure water technology primarily to a semiconductor industry suffering from the depressed economy, and the UK subsidiary Kennicott (-45.5%). A notable feature in the AST business area was the growth of the service and replacement parts business, which doubled its share in sales in 2002, meeting strategic targets.

The Group holding BWT AG posted a 0.9% increase in sales from € 53.7 million to € 54.2 million.

**Order book level as at 31.12:**
**€ 118.7 million, +3.1% y.o.y.**

At December 31, 2002 orders on hand set a new record at € 118.7 million, a further increase of 3.1% on the high level a year earlier. Broken down by business area, orders on hand totaled € 25.6 million at AET (3.5% down on the previous year), in contrast to continued growth at AST of +5.1% to € 93.1 million, thanks to high levels of orders on hand at Aqua Engineering and the van der Molen Group. New orders received in 2002 amounted to € 434.6 million, around 1% down on 2001.

**EBITDA € 39.7 million, +0.3% y.o.y**
**EBIT € 24.4 million, -6.8% y.o.y.**

**Earnings after minorities € 15.2 million, +/- 0.0 y.o.y)**

The operating result of the BWT Group in 2002 was characterized by increased pressure on margins in the semiconductor business, and by special write-downs and structural adaptation costs at the English subsidiary Kennicott. These led to a decrease in the results from operating activities (EBIT) from € 26.1 million to € 24.4 million. The following table shows changes in EBIT broken down by division:


EBIT
(in € million)
26,1
24,4
2002 2001
EGT
(in € million)
21,4
20,4
2002 2001
Consolidated earnings
(in € million)
15,2 15,2
2002 2001


| Divisions | 2002 | 2001 | +/- % |
|---|---|---|---|
| Aqua Ecolife Technologies (AET) | 26.0 | 22.9 | +13.5% |
| Aqua Systems Technologies (AST) | 0.2 | 5.6 | -96.4% |
| Fuel Cell Membrane Technologies (FCMT) | -1.9 | -2.5 | +24.0% |
| Aqua Finance (AFI) | 0.1 | 0.1 | 0.0% |
| Total | 24.4 | 26.1 | -6.8% |

Cost of materials increased 6.6%, representing 47.7% of sales in 2002, whereas labor costs rose only 0.6%, which improved the ratio of labor costs to sales from 28.8% to 28.2%. Depreciation and amortization includes € 1.2 million for one-off structural measures, an increase of 13.2% on the previous year, while amortization of goodwill in the Group totaled € 3.4 million. Other operating expense was significantly reduced in the past financial year.

# Management Report 2002

While EBIT in the AET business area grew 13.5% from € 22.9 million in 2001 to € 26.0 million, EBIT fell in the AST business area from € 5.6 million to € 0.2 million. This development was due to pressure on margins in the semiconductor business and a significant loss at Kennicott, which is active in the power station segment. Further capacity adjustments were made at Kennicott in 2002, and the pharmaceutical segment was developed as a second area of business in addition the highly cyclical power station business.

Despite lower sales, the operating loss in the FCMT segment was reduced from € 2.5 million to € 1.8 million as a result of lower costs. Despite the interest expense for the takeover of Christ AG at end-2001, which had its first full-year impact in the period under review, the financial result was improved by 15.1% to € -4.0 million, thanks to optimized financing and intensive efforts in cash management. This resulted in EBT of € 20.4 million, down 4.9% on the previous year's € 21.4 million. The lower consolidated tax ratio meant that post-tax earnings of € 15.7 million were only slightly lower (-0.6%) on the previous year's figure of € 15.8 million.

Minority interests were also roughly unchanged, so that consolidated earnings in 2002 totaled € 15.2 million, virtually unchanged from the previous year. Earnings per share declined by -5.9%, from € 0.90 in 2001 to € 0.85, a result of the first full-year entitlement to share in profit of the additional 1,333,500 BWT shares from a convertible bond.

The parent company BWT AG increased its operating result by 58% from € 2.0 million to € 3.1 million. Significantly lower income from dividends by subsidiaries and write-downs on investment in associated reduced the results of ordinary business activities from € 11.3 million to € 3.0 million, so that net profit fell from € 11.3 million to € 4.0 million.

Despite the stagnation in result, the Executive Board will recommend an increase of 9% in the dividend from € 0.24 a share (previous year: € 0.22) to the Annual General Meeting, as originally planned. This will mean a probable distribution of € 4,280,040 to shareholders in June 2003, representing 28.2% of consolidated earnings.

**Assets/financial situation significantly improved**
**Cash flow from business activities reached record value of € 31.6 million**

The "Cash positive" program launched in the BWT Group in the fourth quarter of 2001 made significant progress in the 2002 financial year. Cash flow from income rose 11.1% from € 28.8 million to € 32.0 million, and cash flow from operating activities increased from € 4.3 million in 2001 to € 31.6 million. Considerable improvement was made to inventory and receivables management in particular. As cash flow from investment activities improved from € -30.6 million to € -8.6 million, interest-bearing financial liabilities were reduced by over € 20 million in the 2002 financial year.

At December 31, 2002, net debt to banks was € 91 million, compared with € 113 million at the same date of the previous year. Consolidated equity increased € 12.2 million in 2002 to € 123.4 million, representing 34.0% of the balance sheet total (previous year: 29.1%). The balance sheet total decreased by 4.9% to € 363.2 million. Gearing improved from 101.8% to 73.8%.

Despite the dividend payment of € 3.7 million, equity at the parent company BWT AG increased from € 69.1 million to € 69.8 million, representing 46.7% of the balance sheet total at December 31, 2002 (previous year. 43.9%). Bank liabilities were reduced from € 55.4 million to € 37.2 million, and inventories were cut by 22% to € 11.4 million.

Cash flow from earnings (in € million)

| 2002 | 2001 |
|---|---|
| 32.0 | 28.8 |

Cash Flow from business activities (in € million)

| 2002 | 2001 |
|---|---|
| 31.6 | 4.3 |

**Investments: € 10.1 million (previous year: € 15.1 million) € 9.6 million in Intangible and tangible assets**

In 2002 the BWT Group invested € 10.1 million in assets. This is about one third less than in the previous year, and relates primarily to investment in rationalization and replacement at production facilities in France, Germany, Switzerland and Austria. Most of the € 4.5 million in intangible assets related to R&D activities (€ 2.6 million), € 5.1 million was invested in machinery, plant and equipment, and € 0.5 million related to investment in financial assets.

Total investment at BWT AG (excluding investment in associates) was € 0.7 million (previous year: € 2.5 million).

Investments
(in € million)

15.1

10.1

2002 2001

Assets (in %)


381.8
€ million
363.2
€ million
15.0
12.4

37.4 37.1

2002 2001

Assets
Inventories
Receivables, prepaid expenses, Deferred taxes
Liquid funds

Liabilities (in %)


381.8
€ million
363.2
€ million
0.2
0.3

29.1
34.0

2002 2001

Equity
Minority interests
Accruals, deferred income
Liabilities

BWT-Technologies –
future benchmarks for
health, safety and hygiene
in water management




AQA
total-plus
BWT





Segment report

# Aqua Ecolife Technologies (AET)

**Products, markets, strategy**

Water, our most important elixir of life, is gaining considerable significance in public opinion. The primary objective of the AET division is to offer its customers environmentally-friendly, innovative equipment and technology for safe, healthy and clean drinking water.

BWT operates in a wide area under the slogan "BWT – Water Technologies for a better life":

The focus of work in household technology is on securing nd improving the quality of drinking water in detached family houses and multiple dwellings and housing developments with "point-of-entry" and "point-of-use" solutions.

In commercial and industrial technology, standardized system solutions ensure the water loop in hotels, hospitals, leisure complexes and companies for optimum economy and ecology.



Consumer needs are increasingly geared towards safety and improved quality of life. Water, the elixir of life, plays an important role in this process. Safety, hygiene and wellness are the key factors in the activities performed by AET, from basic research to sales.

With well-known brand names such as BWT, Cillit, Permo, Christ and AQA total, BWT is pursuing a multi brand strategy. However, the various designs have one thing in common: the highest level of quality and the innovative strength of the market leader BWT. Together with a number of economic and ecological product advantages, the multi brand approach means that BWT has continuously expanded its market share in most supplied regions in the AET segment despite the adverse general economic conditions. The extensive product range, unique basic technologies and strong brands have strengthened BWT's market presence. There is huge growth potential in Eastern Europe, in particular in the countries joining the EU. The service and maintenance business also offers enormous potential. Thus, in 2002, the "Aqua Service Concept" was further expanded, and with a broad-based network now offers efficient and competent services relating to water treatment.

New basic technologies and the continuous improvement of products reflect BWT's strategy "Growth through Innovation". In water treatment, the "Best Water Technology Group" demonstrates unique innovative strength in its product range. Thus forward-looking developments were completed in 2002, which were then unveiled to the interested public at the largest international trade fair within the sanitary industry, the ISH in Frankfurt, in March 2003. The range of filters was supplemented with the new "Infinity AP". AQA total-plus, the unique anti-limescale and anti-rust equipment, was fitted with a new user-friendly cartridge system with logistical advantages for the entire channel of distribution. The line of water softeners "Bewamat" was totally reorganized and brought into line with the increased demands with regard to safety and hygiene.

The BWT sales organization relies on its strategically important market partners, sanitary wholesale and fitters. BWT builds on a close partnership and is convinced that the valuable elixir of life, "water", is a market for experts alone even in the 21st century. BWT assumes this responsibility and offers its partners an ongoing training program and extensive sales support. With these measures, BWT transfers the marketing concept of "Safety, hygiene and wellness" through its market partners to the end customer.

With the 27 companies belonging to the AET segment, BWT is represented in almost all European countries and holds some 30% of the European market according to estimates by renowned market research institutes.

**Earnings 2002**

In 2002, sales in the AET division rose by 4.8% to € 258.1 million year-on-year. The growth was exclusively organic and was achieved in spite of the extremely tough environment in core markets such as Germany. AET therefore represents 59.9% of consolidated sales for BWT, against 58.7% in 2001. The largest sales increases were generated in Austria, France, Italy, Spain and in Eastern Europe.

With the BWT cost optimization program, the company succeeded in further improving margins. EBITDA climbed by 15.5% from € 30.9 million to € 35.7 million, EBIT by 13.6% from € 22.9 million to € 26.0 million. At € 7.6 million, investment remained almost the same year-on-year. The number of employees was cut from 1,736 in 2001 to 1,717.

2003 will see an even greater focus on the subjects of "Safety, hygiene and wellness".

Sales
(in € million)

258.1
246.4

2002 2001

EBIT
(in € million)

26.0
22.9

2002 2001

| in € millions | 2002 | 2001 |
|---|---|---|
| External sales | 258.1 | 246.4 |
| Internal sales | 3.0 | 2.8 |
| Total sales | 261.1 | 249.2 |
| EBITDA | 35.7 | 30.9 |
| Depreciation | 9.7 | 8.0 |
| Operating profit (EBIT) | 26.0 | 22.9 |
| Assets | 205.5 | 214.5 |
| External funds | 161.9 | 172.3 |
| Investment in intangible and tangible assets | 7.6 | 7.8 |
| Employees | 1,717 | 1,736 |

BWT-Technologies –
driving the future for
optimizing economics and ecology
for industry and municipalities




T.A.2
CONESEP
VESSEL
T.A 2
MIXED BED











# Aqua Systems Technologies (AST)

Segment report

**Products, markets, strategy**

It is impossible to imagine many production processes without water and its various degrees of quality and demands by industry are constantly increasing both from a quantitative and a qualitative perspective. With its innovative water technology program, the "Aqua Systems Technologies (AST)" division completely covers the fields of drinking water, process water, ultra-pure water and waste water for industry and local authorities.

The AST Group holds leading market positions in Europe in the semi-conductor and electronics, pharmaceuticals and life science industries, as well as in the food and beverages industry and power-plant sector. With modular components from modern production lines from intensive co-operation with technological partners from various industries, the AST Group is working towards developing further to become the "preferred global supplier" for international customers.



Above all, industrial and municipal water treatment is characterized by the following trend: the CHRIST range of services offers optimal, up-to-date process and plant concepts.

- Total one-stop solutions – holistic water management – global service
- Chemical-free or low-chemical solutions
- Recycling technologies that save water and resources
- New environmental and health regulations require innovative solutions
- Optimized economy and ecology

Fiscal 2002 was shaped by the integration of the companies in the CHRIST WATER TECHNOLOGY (CWT) Group operating in the industrial and municipal sector. It is known that CHRIST AG, listed on the Zurich stock exchange, was fully taken over by BWT AG within the framework of a public bid at the end of 2001. As a result, the BWT project engineering companies and the CHRIST Group were combined to form the CHRIST WATER TECHNOLOGY Group, which deals with the aforementioned divisions under the brand name "CHRIST", a brand that is recognized throughout the world and stands for superior quality, and will gradually further expand the Group's international presence.

The most important task in 2002 was to concentrate all activities on six divisions and restructure central functions such as purchasing, marketing, process engineering and research, in order to support the individual companies. In addition, work started on expanding the activities of existing sales subsidiaries to include other divisions and thus further boost CHRIST's market presence. All existing technologies and processes were pooled and common Group standards were defined. This reorientation of the Group was largely completed at the end of 2002. As a result, the CWT Group will have an even stronger, more competent presence in future.

The AST segment was also affected by the weak investment climate in some industries in fiscal 2002. The constant delays to investment decisions made it even more challenging and difficult to plan capacity. Important projects were awarded in an extremely competitive environment, which is why there was significant margin pressure in some divisions.

The semiconductor and microelectronics industry remained the most important division in the AST segment. However, in 2002, incoming orders in this division fell sharply against the previous year as a result of the difficult global situation in the semiconductor industry and order book levels fell by 40%. The biggest successes over the past year were the receipt of the first major order in China from TSMC and the order to construct an ultra-pure water plant for the 300 mm wafer plant of ST Microelectronics in Crolles (F).

After a modest start, incoming orders in the pharmaceuticals and life science divisions increased considerably in the second half of the year and order levels comparable to those for 2001 were reached by the end of the year. Both the power station sector and the industrial wastewater division were affected by a weak investment climate and the UK subsidiary Christ-Kennicott in particular lagged significantly behind the budgeted targets. The food and beverage industries on the other hand posted record incoming orders, once again demonstrating the resistance of this sector to crises. At € 27.3 million, order book levels as of December 31, 2002 were almost three times higher than in the previous year. There was also extremely positive development in the municipal drinking water and sewage division. Year-on-year, order book levels at the end of the year were up 41% and, in addition to the ongoing excellent position in China, a major order for the construction of a sewage works in Laibach (Slovenia) was won in February 2002. The Aqua Systems Technologies division generated total sales of € 172.2 million in 2002, up 0.2% on the previous year (€ 171.8 million). 71% of sales was generated in Europe and Eastern Europe in particular experienced significant growth -24% in Asia and 4% in America and Africa. At € 93.1 million in total, order book levels as of December 31 were up 5.1% on the same period in the previous year.

**2002 earnings**

The earnings situation in the AST segment worsened in 2002. In addition to the squeeze on margins mentioned previously, further adjustments to capacity which were necessary at the UK subsidiary Christ-Kennicott impacted earnings to the tune of € 3 million. The synergies expected as a result of the takeover of the Christ Group did not reach the anticipated extent in 2002.
High incoming order levels and the operating efficiency of the divisions for food and beverage and municipal drinking water and sewage industries impacted positively on earnings.
In 2002, EBITDA fell by a total of € 5.3 million or 50% on the previous year and EBIT was € 0.2 million (PY: € 5.6 million). Investments fell from € 6.3 million to € 2.0 million. The number of employees was reduced from 760 to 732, with the majority of personnel cutbacks at Christ-Kennicott UK.
Healthy order levels in the pharmaceuticals, beverage and municipal drinking water and sewage divisions mean that improved earnings can be expected in 2003 in these divisions. In January 2003, the semiconductor division received a major order from Wacker for the Freiberg plant near Dresden, Germany. This further underlined Christ's status as the clear European market leader in the field of ultra-pure water plants. On the whole, we do not expect to see a recovery in the semiconductor industry in 2003.

| Sales (in € million) | 2002 | 2001 |
|---|---|---|
| External sales | 172.1 | 171.8 |
| Internal sales | 2.3 | 1.3 |
| Total sales | 174.4 | 173.1 |
| EBITDA | 5.3 | 10.7 |
| Depreciation | 5.1 | 5.1 |
| Operating Profit (EBIT) | 0.2 | 5.6 |
| Assets | 176.2 | 184.9 |
| External funds | 99.3 | 120.1 |
| Investments in intangible and tangible assets | 2.0 | 6.3 |
| Employees | 732 | 760 |

## FuMATECH –
## high performance fuel cell membranes.
## The basis of an ecological vision


$O_2$
Sauerstoff
FUMA-Tech PEM



# Fuel Cell Membrane Technologies (FCMT)

## Introduction

In 2002, general expectations in terms of marketing membrane fuel cells again focused on portable applications for initial market launch. In this context, FUMATECH made further progress with an improved generation of membranes for direct methanol fuel cells. In addition, membranes qualified for use in hydrogen operation for portable electronic devices. Significant progress was also made in the field of catalysor membranes for small electrolysis devices for the provision of hydrogen.

In addition, further progress was demonstrated in membrane development for medium temperature fuel cells. The main focus of the work carried out in fiscal 2002 was preparation for series production of hybrid membranes and the reduction of manufacturing costs.

FUMATECH continued steadfastly on its path as an independent component supplier and partner for all manufacturers of membrane electrode units (MEU). In addition to proton



exchange membranes for various area of operation, the product range includes the polymers and polymer electrolyte solution necessary for manufacturing an MEU. The range is completed by membranes and porous diaphragms for electrolysis and membrane wetting.

## Product, Markets, Strategy

BWT is using its FUMATECH subsidiary to establish itself on the future fuel cells market as a supplier of all required membrane technologies. This includes peripheral fuel cell systems such as those used in the treatment of cooling water and make-up water, air processing and humidifying and the removal of salt and particulate impurities such as heavy metals from the circulating water. FUMATECH occupies the central position in terms of the heart of the fuel cell – the proton exchange membrane. These polymer membranes form the core element of the membrane electrode unit.

A large number of companies now develop and manufacture proton exchange membranes. Together with FUMATECH, these companies produce perfluorinated polymers, partially fluorinated polymers, doped heterocyclic polymers, polyaromatic polymers and ceramic materials for the manufacture of membrane electrode units. However, until now only selected companies have been able to provide these polymers as suitable membranes with sound electrochemical and mechanical properties for use in fuel cells.
FUMATECH has transferred its product experience from the manufacture of conventional ion exchange membranes to fuel cell technology and is today the only supplier to offer excellent fluoric and non-fluoric membranes in rolls. These high-performance membranes are today used both in reformat/air fuel cells and hydrogen/air fuel cells as well as in direct methanol fuel cells.

Membrane fuel cell components are classified by operational areas and areas of use. FUMATECH supplies fluoric and non-fluoric polymer membranes for low temperature fuel cells used at lower humidity and at temperatures of up to 85°C (type 1). These membranes are predominantly used for small portable applications. FUMATECH provides the familiar inorganic/organic hybrid membrane (type 2) for use with medium temperature fuel cells in operation at temperatures of up to 125°C – usually without external wetting. These membranes are predominantly intended for use in both stationary

and mobile applications and for the on-board supply in an APU. FUMATECH and its research partners have comprehensively safeguarded this area of application in particular using patents. The current development work on non-fluoric membranes (type 3) will continue for a further area of application of high temperature fuel cells in operation at up to 160°C without water. Finally, the direct methanol fuel cell for portable small applications is also of particular importance. The influence of the both the membrane and catalyst charging are crucial in determining the power density of a cell. The new membranes and the now standard membranes using non-fluoric polymers distinguish themselves in terms of the low membrane thicknesses and low water and methanol permeability (type 4).

All the membrane types mentioned were handed over for qualification to membrane electrode unit manufacturers in fiscal 2002. Testing under application conditions was also initiated as a result of various collaborations. The applicability of non-fluoric hybrid membranes for medium temperature fuel cells in stationary energy supply was therefore examined as part of a collaboration with NUVERA.

With the exception of portable applications and training systems, in 2002 membrane fuel cells were generally only marketed for subsidized or military applications, e.g. in submarines, space travel, decentralized power supply and small generators. In the past, hydrogen was used almost exclusively as the fuel. The requirements on the membranes were sufficiently fulfilled in these applications through the use of fluoric polymers, which meant that only cost optimization developments were required. FUMATECH was able to produce qualified fluoric FKH-950 polymer membranes with membrane thicknesses of between 15 µm and 50 µm for some of these applications.

However, fiscal 2002 saw particularly impressive progress in the reformer division. This impacted extremely positively in terms of simplification of the system and on the size and price. In addition, reforming can now also be carried out to higher gas purity levels. The residual carbon monoxide content was considerably reduced which resulted in the optimal application temperature of membrane fuel cells being reduced from 160 - 190°C to approximately 135°C. This gives the non-fluoric hybrid membranes created specially for this application by FUMATECH an increased significance. These membranes have since been qualified for operation without additional wetting at various locations.

The market launch in fiscal 2002 of mobile devices using direct methanol fuel cells further increased interest in FUMATECH membranes. FUMATECH has already developed membranes using fluoric and polyaromatic polymers for this application. The production of "membranes and membrane electrode units for direct methanol fuel cells" was optimized as part of ongoing production through collaboration with the Jülich research center. FKH-1400/50 partially fluorinated membranes are used in portable applications at ambient temperatures. FUMATECH has thus been able to exploit this market segment with favorably-priced thin film membranes. Well-known procedures for membrane electrode unit manufacture are available to FUMATECH customers for this membrane type. Non-fluoric hybrid membranes have achieved additional improvements to performance in the DMFC by non-fluoric hybrid membranes. In this case, FUMATECH application technology also provides technological support in the manufacture of efficient membrane electrode units. Overall, FUMATECH has great long-term hopes for the successful market launch of these patented inorganically-filled hybrid membranes.

## Fuel Cell Membrane Technologies (FCMT)

As an established membrane manufacturer, FUMATECH will apply its expertise to polymerization, the functionalization of polymers and the mass production of polymer membranes as a component supplier for the fuel cell industry. In addition to energy production applications in fuel cells, electrolysis of water to produce hydrogen is regarded as an important market segment for proton-conducting membranes. The expertise available and the production plants for the mass production of flat membranes form the basis for the fuel cell business. Past applications of electromembrane processes have created a pool of polymers at FUMATECH, which includes all categories of polymers currently known and tested in fuel cells.

The medium term strategy of FUMATECH includes the production and sale of partially fluoric polymer membranes already developed and the ionomers and ionomer solutions on which they are based. These can be used to immediately replace introduced and tested perfluorized membranes at a competitive price/performance ratio. These membranes therefore provide an excellent basis for the manufacture of state-of-the-art membrane electrode units. The long-term strategy of FUMATECH is focused on the development, production and sale of fluorine-free and recyclable high-performance membranes. In addition to the lower manufacturing cost, these high-performance membranes are undoubtedly superior to fluorized materials in the long-term due to their electrochemical properties.

FUMATECH sees particular potential in the patents and expertise in the manufacture of inorganic/organic hybrid membranes. These will particularly be used in direct methanol fuel cells, as well as in reformat/air applications at higher temperatures. To ensure the sustainability of FUMATECH projects and the company's long-term market position, established joint research projects were continued in 2002 and will be continued in 2003. In addition to Helmholtz-Gesellschaft, and within this company the Jülich research center in particular, research partners include Fraunhofer-Gesellschaft, Max-Planck Gesellschaft, the CEA and CNRS in France, the CNR in Italy, and various universities in Europe and USA. At European level, an application was made to continue current projects in the Sixth Framework Programme. In addition, bilateral test programs are conducted worldwide with users from the automotive industry, MEA and module producers and system suppliers for portable applications. In addition, FUMATECH is involved in the European FUERO cluster "Land Transport by Fuel Cell Technology", in centers of excellence in North Rhine Westphalia and Saarland, as well as in the "Brennstoffzelle" (fuel cell) center of excellence and innovation in Stuttgart.

Sales fell from € 1.3 million in the previous year to € 0.8 million in the 2002 financial year. Despite this development, EBIT rose to € -1.9 million thanks to cost optimization measures. The number of employees rose by 2 from 15 to 17 and investments in intangible assets were reduced to 0 in real terms.

Sales
(in € million)

1.3
1.1

2002 2001

EBIT
(in € million)

2002 2001

-1.7

-2.3

| in € million | 2002 | 2001 |
|---|---|---|
| External sales | 0.8 | 1.3 |
| Internal sales | 0.3 | 0.0 |
| Total sales | 1.1 | 1.3 |
| EBITDA | -1.7 | -2.3 |
| Depreciation | 0.2 | 0.2 |
| Operating Profit (EBIT) | -1.9 | -2.5 |
| Assets | 2.6 | 0.9 |
| External funds | 3.9 | 1.2 |
| Investments in intangible and tangible assets | 0.0 | 0.5 |
| Employees | 17 | 15 |

# AQUA Finance

Segment report

In addition to various smaller financial participations with good returns or strategically promising future prospects, it is the task of the "Aqua Finance" segment to optimize the real estate assets of the group.

EBIT of the segment remained unchanged from the previous year in 2002 at € 0.1 million. A lower income from participations led overall to a slight fall in the contribution to the earnings of the BWT Group.

EBIT
(in € million)

0.1 0.1

2002 2001

| in € million | 2002 | 2001 |
|---|---|---|
| External sales | 0.0 | 0.0 |
| Internal sales | 0.0 | 0.0 |
| Total sales | 0.0 | 0.0 |
| EBITDA | 0.3 | 0.3 |
| Depreciation | 0.2 | 0.2 |
| EBIT | 0.1 | 0.1 |
| Assets | 8.3 | 9.1 |
| External funds | 3.2 | 3.5 |

# The BWT share

**World stock exchanges at a low**

2002 was the third successive year to record falls in share prices on international stock markets, with a fall of 32%, one of the worst results in the history of stock exchanges. Compared with the all-time high of the FT World Index in September 2000, the decline during 2002 was a substantial 50%. The heaviest losers, apart from the emerging stock exchanges, were the stock exchanges in Germany (DAX –43.9%) and UK (FTSE 100 –24.5%). The Vienna Stock Exchange held its own in these difficult international conditions, and the ATX even ended the year 1150 points and therefore 0.85% higher than at the 2001 year-end.

Overreactions from market players have always been a feature of difficult times on the stock exchange, and no more so than in 2002. Deep-seated principles were abandoned all too easily. Being a shareholder means not only hoping for quick prices rises, but also owning a stake in a company that with calculated risks will generate value added in the



130
120
110
100
90
80
70
60
50
40
30
-ATX (scaled)
-BWT
01-2002
02-2002
03-2002
04-2002
05-2002
06-2002
07-2002
08-2002
09-2002
10-2002
11-2002
12-2002
01-2003
02-2003
03-2003


long term. We therefore continue to be convinced that shareholders with a long-term outlook will emerge from these difficult times stronger and ultimately in profit.

**Performance of BWT in 2002 weaker than market**

The performance of BWT share prices in 2002 was disappointing. Following a rise in price in the first quarter from € 24.50 to € 29.81, the sensitive market conditions, particularly for technology stocks such as BWT, and the correction of earnings forecasts rendered necessary due to the situation in the semiconductor and power plants industry resulted in a massive fall in the share price to a low of € 8.39 on November 22, 2002. The closing price on December 30 was € 9.65, which corresponded to a fall of 60.6% on the 2001 year-end price. The extraordinarily strong performance of the past years and the dampened euphoria from the new and delayed but promising fuel cell market resulted in a price correction that is baffling in view of the fundamental key ratios such as sales earnings cash flow etc. Peer group comparisons of the main key ratios now indicate that the BWT share is undervalued. This fact presents extremely interesting prospects for investors with a long-term outlook and an interest in the growth market of water.

As at December 30, 2002, the BWT share is weighted at 2.14% in the ATX index, thereby remaining at almost the previous-year level (2.23%).

BWT shares with a total value of € 256.1 million were traded on the Vienna Stock Exchange in 2002, corresponding to a 11,5% fall on the previous year's value of € 289.4 million. Unit sales totaled 14.5 million in 2002, equating to a 55% decline on the figure for 2001 (9.3 million). The daily average rose from 37,804 in 2001 to 58,435.

Since December 2001, the BWT share has also been available in the form of an ADR Level 1 in the USA. The Bank of New York functions as a custodian bank. The share can also thus be more easily bought and traded by institutional US investors.
At 17,833,500, the number of shares remains unchanged in comparison to the previous year. The free float amounts to 49.5%, the BWT foundation holds 18.9% and YSRO B.V. 31.6%.

We are convinced that the interest of investors in water technology shares is likely to increase again due to the immense significance of water for the future of humanity (not least for this reason, the year 2003 has been chosen as the international "Year of Water"). In this context, BWT offers an attractive initial participation scenario at the current low level.

| Details of BWT shares | 2002 | 2001 |
|---|---|---|
| Share category | Bearer shares | Bearer shares |
| Number of shares (in units of 1000) | 17,833.5 | 17,833.5 |
| Free float | 49.5% | 49.5% |
| Trading volume (in € million) | 256 | 289 |
| Unit sales (in 1000 units) | 14,192 | 9,338 |
| Average unit sales/day | 58,435 | 37,804 |
| Dividend per share | 0.24 | 0.22 |
| Profit per share | 0.85 | 0.90 |
| Cash flow per share | 1.79 | 1.71 |

| Share price *) | | 31.3.03 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 | 1993 | 1992 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Issue price | € | – | - | – | – | – | – | – | – | – | – | - | 7.45 |
| High | € | 9.95 | 29.81 | 42.50 | 40.60 | 19.35 | 19.84 | 17.22 | 10.57 | 12.28 | 13.44 | 10.54 | 7.47 |
| Low | € | 8.70 | 8.39 | 21.90 | 13.04 | 12.93 | 13.15 | 9.05 | 7.63 | 6.90 | 10.52 | 4.99 | 5.01 |
| Closing price | € | 8.93 | 9.65 | 24.50 | 35.35 | 13.35 | 18.89 | 14.24 | 8.13 | 7.52 | 12.17 | 10.53 | 5.01 |
| PER (closing price) | € | 10 | 11 | 27 | 38 | 24 | 22 | 18 | 11 | 13 | 45 | 19 | 42 |
| Market value € million | | 159 | 172 | 437 | 583 | 220 | 312 | 235 | 134 | 124 | 201 | 158 | 75 |

*) Years prior to 2000 adjusted, share split 1:10 in July 2000

| Share related data | | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 | 1993 | 1992 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Number of shares*) | in 1000 | 17,833,5 | 17,833,5 | 16,500 | 16,500 | 16,500 | 16,500 | 16,500 | 16,500 | 16,500 | 15,000 | 15,000 |
| Profit per share | € | 0.85 | 0.90 | 0.93 | 0.56 | 0.87 | 0.78 | 0.74 | 0.58 | 0.27 | 0.57 | 0.12 |
| Dividend per share | € | 0.24 | 0.220 | 0.220 | 0.211 | 0.203 | 0.203 | 0.196 | 0.196 | 0.182 | 0.182 | 0.182 |
| Free float | % | 49.5 | 49.5 | 45 | 45 | 45 | 45 | 45 | 45 | 45 | 40 | 40 |

*) Years prior to 2000 adjusted, share split 1:10 in July 2000

# Investor Relations

Efforts to broaden the research coverage of the BWT share were successful in 2002. In addition to the Austrian investment banks BANK AUSTRIA CREDITANSTALT AG, DEUTSCHE BANK AG, ERSTE BANK AG and RAIFFEISEN CENTROBANK AG, which have been involved with BWT for a long while, in 2002, for the first time, ABN AMRO, Dresdner Kleinwort Wasserstein as well as CREDIT LYONNAIS SECURTIES also published analyses for BWT. The activities of the Management Board for investor presentations and road shows were intensified in 2002 and are also set to be expanded still further.

The Investor Relations page on the BWT homepage www.investor.bwt.at was completely redesigned in 2002 and now provides all of the important information for any interested BWT shareholders in a clear and user-friendly way. Aside from contact via the internet, BWT shareholders are, of course, also able to talk directly with the relevant persons responsible for IR. We invite you to take this opportunity to contact us on the following telephone numbers:

Tel: +43/6232/5011-DW 1110
+43/6232/5011-DW 1112
+43/6232/5011-DW 1130
**www.investor.bwt.at**

E-mail: investor.relations@bwt.at

Current information can always be found, of course, on the BWT website:
**www.bwt.at**
**www.bwt-group.com**

| Dates calendar | |
|---|---|
| Annual General Meeting | 28.05.2003, Vienna, Wiener Börsesäle |
| Ex dividend date | 04.06.2003 |
| Dividend payment date | 10.06.2003 |
| | |
| 1st Quarter Report | 16.05.2003 |
| 1st Half-year Report | 14.08.2003 |
| 3rd Quarter Report | 14.11.2003 |

**Vienna:**

| | |
|---|---|
| Securities identification number: | 073770 |
| Reuters Code: | BWTV.VI |
| Bloomberg Ticker: | BWT AV |
| Specialist: | Erste Bank AG |
| Max. Spread: | 2% |
| Min. Size: | 3,500 units |
| Market Maker: | Bank Austria AG<br>Raiffeisen Centrobank AG<br>Oberbank AG |

**New York:**

| | |
|---|---|
| Bank of New York American Depositary Receipt (ADR) - Level 1 | |
| Ratio: | 1 ADR = 1 share |
| Exchange: | OTC |
| Symbol: | BWTAY |

# Research and development

Technological advancement through innovation is based on sound basic research and development, which, in turn, leads to new products in line with the market. In particular, the new Drinking Water Regulations call for more self-monitoring by the operators of water supply plants. The intention here is to focus more intensively on hygiene in the overall system. Recently, incidences of above all Legionella in warm water systems have led to increased awareness among operators.
Prior to this, Research and Development at the Best Water Technology Group concentrated primarily on new procedures to ensure safe operation of water supply plants, taking into consideration all hygiene aspects.
To protect warm water circulation systems, the LEGIOSAN method was developed and launched on the market in the fall of 2002. The combination of procedures from UV technology and electrolysis guarantee that Legionella are safely destroyed using silver electrodes. This plant technology has an integrated bi-directional remote monitoring system, which carries out permanent comparison between the ACTUAL values and TARGET values and thus allows safe operation 24 hours a day. To rectify system problems, fault messages are fed directly to a central service center.

The PAIROX and COOLZON procedures were developed for disinfecting the recycled water in air and climate sanitization systems. The PAIROX procedure is used to disinfect the recycled water both in air sanitization systems and in air humidifiers. Now, the salt content in the system is automatically set using a conductance-controlled regulator. A special UV radiator is used in this procedure that generates light at 254 nm, as well as light at 185 nm. The radiation of 254 nm causes irreversible destruction of the DNA of the bacteria and thus exterminates them. Light at a wavelength of 185 nm causes ozone formation from the oxygen molecules. The current of air enriched with ozone is then added into the water to be treated using an injector.

COOLZON is a procedure that involves disinfecting in climate sanitization systems using ozone. In this plant, the ozone is produced using special electrodes under excess pressure and added to the water.
As a result of the EU-wide introduction of new limits, the limit value for lead in drinking water was reduced from originally 50 ppm to currently 25 ppm. This new regulation sets high demands with regard to new materials for achieving the required values. In particular, in the case of old buildings with lead pipes, daily values of over 200 ppb may occur. To now meet this challenge, a new lead-selective material has been developed, which removes the lead from the water directly at the point of use, without also removing other essential substances such as calcium or magnesium from the water. Studies by the independent institute, Fresenius, showed that the lead concentration is reduced by over 95% with this new lead filter.
The newly developed lead filter thus offers the highest level of safety with regard to drinking water taken from the mains for cooking and drinking purposes.

With revolutionary inventions, BWT is constantly setting new standards on the global water market and makes an important contribution towards a healthy, modern, ecology-oriented world in accordance with the motto:

**BWT Water Technologies for better life**

In 2002, € 12.6 million was invested in basic research and product and process further development. This corresponds to an increase of 11.5% against the previous year.

## Comaqua - BWT's 2002 IT activities

Despite the difficult situation in the IT-segment, the BWT-corporate unit, Comaqua, is continuing on its successful path into the future. Modern, target-oriented IT solutions are being implemented in cooperation with the sales and service organizations of the Group. An intensified bond of loyalty between partners, customers and employees and the company as well as the optimization of internal process in order to reduce costs and increase efficiency are the main areas of focus.

The following are some examples from various segments:

**Investor Relations:**
www.investor.bwt.at
The IR segment in the context of the BWT homepage was completely redesigned in 2002 in line with the requirements of international investors.



**„Multibrand" strategy:**
www.permo.tm.fr – www.christ.ch – www.bwt.de
The concentration on strong brands in the Aqua Ecolife Technologies segment is to be consistently implemented on the internet too. Particular attention is to be paid here to the regional characteristics of the markets and corporate identity. However, a centrally standardized IT architecture is also to be used, which above all enables the contents to be permanently updated on a local basis, as well as simpler administration with regard to security and maintenance.

Intranet - Extranet:
To improve communication within the Group and to expand the BWT partner network, several platforms were designed and developed.

- The intranet was extended to include the "Group Supplier Module" for procurement optimization.
- Customer support can now exchange technical information Europe-wide via "ASIS-Aqua Service Information System".
- Global BWT sales, in particular in the Aqua Systems Technologies segment, can access an extensive reference database.
- A unique training platform „www.hygieneakademie.at" was created for trading partners in cooperation with the Austrian Guild for Sanitary, Heating and Ventilation Technology.
- Owners of BWT systems for drinking water installations can now take advantage of a practical range of products and services on offer, right through to hygiene maintenance information service, at www.bwt-service.com

The focus for 2003 is the optimum utilization of knowledge resources at the company and improved company-wide communication in the sales, purchasing and projects segments.

# Personnel

Personnel as at December 31, 2002:
2,466 employees

2466 2511

2002 2001

Personnel levels in the BWT Group decreased. As at the 2002 balance sheet date, the Group had a total of 2,466 employees, corresponding to a decline in the number of employees against the previous year (2,511) of 45 persons or 1.8%. A large proportion of the personnel reduction was related to Kennicott/UK, where the employee level was reduced from 65 to 41. There was also a reduction of employees in Austria (-26) and in Germany. In contrast, the number of employees in the French companies was increased as a result of the business expansion and increased production capacity.

As at December 31, 2002, 1,717 persons (PY: 1736) were employed in total in the Aqua Ecolife Technologies segment, 732 persons (PY: 760) in Aqua Systems Technologies and 17 persons (PY: 15) worked in the Fuel Cell Membrane Technologies segment.

As at the balance sheet date, BWT AG had 298 employees (PY: 344). The decline is also due to the spin-off of service and assembly personnel to form a direct subsidiary.

In a particularly challenging economic environment, the quality and the commitment of the BWT employees was especially valuable. The Management Board at BWT AG would like to thank all of its committed colleagues for their extraordinary involvement in the successful further development of the Best Water Technology Group.

Personnel by segment


1717 AET
732 AST
17 FCMT

2002

Aqua Ecolife Technologies (AET)
Aqua Systems Technologies (AST)
Fuel Cell Membrane Technologies (FCMT)

Personnel by region


720 Other
996 EU
750 Austria

2002

Austria
EU
Other

## Outlook for 2003

Against the backdrop of a sustained weak global economy with an unfavorable and unstable outlook, the Management Board anticipates a slight increase in sales in the Aqua Ecolife Technologies segment for the 2003 financial year, while a sales slump is expected in the industry business. The outlook in the food and beverage industries and in the municipal drinking water and sewage business is positive thanks to healthy order book levels. However, in the semiconductor sector as well as the power station sector, an improvement is not likely until 2004.

With losses from the Kennicott participation no longer applying an increased consolidated result is a realistic possibility. The aim of the BWT management now is to push ahead with the cash positive program and improve gearing to below 65%.



# Annual Financial Statements 2002


www.
bwt-group.com

## BWT Group according to IFRS (International Financial Reporting Standards)

# I. BWT Group: Consolidated balance sheet as at December 31, 2002

| ASSETS | Note | Position on 31.12.2002 in € 1000's | Position on 31.12.2001 in € 1000's |
|---|---|---|---|
| Intangible assets | (8) | 58,943.6 | 60,729.0 |
| Tangible assets | (8) | 73,406.2 | 77,294.4 |
| Financial assets | (9) | 3,353.0 | 3,703.0 |
| Fixed assets | | 135,702.8 | 141,726.4 |
| Inventories | (10) | 45,123.8 | 57,129.3 |
| Trade receivables | (11, 12) | 136,053.8 | 137,904.8 |
| Other receivables | (13) | 16,360.2 | 16,757.1 |
| Liquid funds | (14) | 19,506.5 | 19,529.9 |
| Current assets | | 217,044.3 | 231,321.1 |
| Deferred taxes | (15) | 8,464.4 | 7,048.9 |
| Prepaid expenses | | 1,988.0 | 1,703.0 |
| TOTAL ASSETS | | 363,199.5 | 381,799.4 |

| EQUITY AND LIABILITIES | Note | Position on 31.12.2002 in € 1000's | Position on 31.12.2001 in € 1000's |
|---|---|---|---|
| Share capital | | 17,833.5 | 17,833.5 |
| Capital reserves | | 17,095.8 | 17,095.8 |
| Earnings reserves | | 87,040.1 | 75,338.4 |
| Difference from currency translation | | 1,427.2 | 910.3 |
| Equity | (16) | 123,396.6 | 111,178.0 |
| Minority interests | (16) | 805.2 | 1,132.5 |
| Provisions for social overhead capital | (17) | 21,813.3 | 21,465.3 |
| Deferred accrued taxes | (15) | 6,379.0 | 5,685.5 |
| Current accrued taxes | | 1,741.8 | 2,695.9 |
| Other accruals | (18) | 31,148.2 | 32,438.3 |
| Accruals | | 61,082.3 | 62,285.0 |
| Loans | (19, 20) | 17,000.0 | 17,000.0 |
| Interest-bearing financial liabilities | (20, 25) | 93,543.0 | 115,716.4 |
| Trade liabilities | (20) | 37,540.8 | 37,503.7 |
| Other liabilities | (20) | 26,390.7 | 34,534.1 |
| Liabilities | (20, 25) | 174,474.5 | 204,754.2 |
| Deferred income | (21) | 3,440.9 | 2,449.7 |
| TOTAL LIABILITIES | | 363,199.5 | 381,799.4 |

# II. BWT Group: Consolidated Profit and Loss Account for the Business Year 2002

| | Note | 2002 in € 1000's | 2001 in € 1000's |
|---|---|---|---|
| SALES | (1) | 431,046.0 | 419,523.3 |
| | | | |
| Other operating income | (2) | 5,347.0 | 6,030.0 |
| Change in inventory of finished and unfinished products | | -1,974.1 | 5,112.7 |
| Other capitalized labor, overheads and material | | 475.0 | 520.5 |
| Materials and purchased services | (10) | -203,651.6 | -198,087.0 |
| Personnel costs | (3) | -121,463.6 | -120,741.0 |
| Depreciation | (4) | -15,295.9 | -13,517.2 |
| Other operating expenses | (5) | -70,118.2 | -72,711.9 |
| | | | |
| RESULTS FROM OPERATING ACTIVITIES | | 24,364.6 | 26,129.4 |
| | | | |
| Financial results | (6) | -4,330.5 | -4,997.3 |
| Income from group companies | | 352.3 | 311.3 |
| | | | |
| EARNINGS BEFORE TAX | | 20,386.4 | 21,443.4 |
| | | | |
| Taxes on income | (7, 15) | -4,733.0 | -5,692.8 |
| | | | |
| EARNINGS AFTER TAX | | 15,653.4 | 15,750.6 |
| | | | |
| Income from minority shareholders | (16) | -486.9 | -542.8 |
| | | | |
| RESULTS OF ORDINARY BUSINESS ACTIVITIES | | 15,166.5 | 15,207.8 |
| | | | |
| CONSOLIDATED EARNINGS | | 15,166.5 | 15,207.8 |
| | | | |
| | | | |
| Earnings per share (in €): | (26) | | |
| Undiluted | | 0.85 | 0.90 |
| Diluted | | n/a | n/a |
| | | | |
| Number of shares issued (weighted average) | | 17,833,500 | 16,833,375 |

# III. BWT Group: Cash flow statement for the 2002 financial year

| | | Note | 2002 in € 1000's | 2001 in € 1000's |
|---|---|---|---|---|
| + | Profit for the accounting period | | 15,166.5 | 15,207.8 |
| - | Profit/loss from the sale of fixed assets | | -251.5 | -1,689.1 |
| +- | Depreciation on/additions to tangible assets | | 8,077.0 | 8,269.2 |
| +- | Depreciation on/additions to intangible assets | | 7,218.9 | 5,248.1 |
| +- | Depreciation on/additions to financial assets | | 212.2 | 48.7 |
| + | Allocation/write-back of long-term accruals | | 1,579.8 | 1,674.0 |
| | CASH FLOW from earnings | | 32,002.9 | 28,758.7 |
| | | | | |
| - | Increase/reduction in inventories, including advance payments | | 12,278.0 | -12,898.8 |
| - | Increase/reduction in trade receivables, deferred taxes and prepaid expenses | | -10,759.2 | -23,043.8 |
| + | Increase/reduction in advance payments received and deferred income | | 329.0 | 5,336.7 |
| + | Increase/reduction in trade payables, bills payable, Group and other liabilities | | 1,976.7 | 3,243.7 |
| + | Increase/reduction in short-term accruals (including allocation of deferred taxes) | | -4,194.6 | 2,900.7 |
| | CASH FLOW from operating activities | (23) | 31,632.8 | 4,297.2 |
| | | | | |
| - | Investments in intangible and tangible assets | | -8,679.8 | -14,875.8 |
| - | Investments in financial assets | | -518.7 | -201.2 |
| + | Disposals of assets and other financial investments | | 2,367.2 | 18,011.8 |
| - | Additions of fully consolidated companies | | -1,810.3 | -33,561.2 |
| | CASH FLOW from investment activities | (24) | -8,641.6 | -30,626.4 |
| | | | | |
| - | Dividends paid out | | -3,703.3 | -3,630.0 |
| + | Change in minorities | | -88.9 | 153.6 |
| +- | Change in notes payable | | 33.6 | 171.7 |
| +- | Change in long-term financial liabilities | | -10,006.2 | 5,036.1 |
| +- | Change in short-term liabilities | | -10,291.5 | 18,541.6 |
| | CASH FLOW from financing activities | | -24,056.3 | 20,273.0 |
| | | | | |
| +- | Cash flow from business activities | | 33,588.9 | 4,297.2 |
| +- | Cash flow from investment activities | | -8,641.6 | -30,626.4 |
| +- | Cash flow from financing activities | | -26,012.4 | 20,273.0 |
| | Change in liquid funds | | -1,065.1 | -6,056.2 |
| | | | | |
| + | Initial inventory of liquid funds | | 19,529.9 | 24,987.9 |
| +- | Change in scope of consolidation | | 524.8 | 0.0 |
| +- | Impact of exchange rate movements | | 516.9 | 598.2 |
| | Final inventory of liquid funds | | 19,506.5 | 19,529.9 |
| | | | | |
| | Breakdown of liquid funds | | | |
| | Cash, checks, deposits with banks | | 19,441.2 | 19,464.6 |
| | Securities included in current assets | | 65.3 | 65.3 |
| | | | 19,506.5 | 19,529.9 |

# IV. BWT Group: Statement of changes to shareholders' equity

| | Subscribed capital in € 1000's | Capital reserve in € 1000's | Capital reserve in € 1000's | Difference due to exchange rate movements in € 1000's | Total in € 1000's |
|---|---|---|---|---|---|
| As at January 1, 2001 | 16,500.0 | 17,460.2 | 63,604.8 | 312.2 | 97,877.2 |
| Consolidated income | 0.0 | 0.0 | 15,207.8 | 0.0 | 15,207.8 |
| Dividend payment | 0.0 | 0.0 | -3,630.0 | 0.0 | -3,630.0 |
| Currency translation | 0.0 | 0.0 | 0.0 | 598.1 | 598.1 |
| Capital increase | 1,333.5 | -364.4 | 0.0 | 0.0 | 969.1 |
| Receivables from minorities | 0.0 | 0.0 | 155.8 | 0.0 | 155.8 |
| As at December 31, 2001 | 17,833.5 | 17,095.8 | 75,338.4 | 910.3 | 111,178.0 |
| Consolidated income | 0.0 | 0.0 | 15,166.5 | 0.0 | 15,166.5 |
| Dividend payment | 0.0 | 0.0 | -3,703.3 | 0.0 | -3,703.3 |
| Currency translation | 0.0 | 0.0 | 0.0 | 516.9 | 516.9 |
| Receivables from minorities | 0.0 | 0.0 | 238.5 | 0.0 | 238.5 |
| As at December 31, 2002 | 17,833.5 | 17,095.8 | 87,040.1 | 1,427.2 | 123,396.6 |

BWT Group


www.
bwt-group.com

# Notes to the BWT Group consolidated financial statements

# V. Notes for 2002

These annual financial statements of BWT AG, located in Mondsee (Austria) were compiled in line with the regulations pf the International Accounting Standards Board (IASB) in force at the balance sheet date. The consolidated financial statements fulfill the conditions of Para. 245a Austrian Commercial Code which states that where a parent company compiles consolidated financial statements and a group management report according to internationally recognized principles, it is exempted from its obligation to compile financial statements on the basis of the national regulations of the Commercial Code.

The consolidated financial statements are in agreement with the directives of the European Union regarding consolidated financial statements (Directive 83/349/EEC).

In interpreting the IAS, the interpretations of the Standing Interpretation Committee (SIC) were taken into account.

The entire financial statements for the 2002 financial year are compiled in € 1000 (rounded in line with commercial rounding methods). When adding rounded amounts and percentages, the use of automated calculation aids may result in differences due to rounding.

### Differences between IFAS and Austrian accounting principles

As Austrian accounting legislation stresses the protection of creditors, the principle of commercial caution has been accorded a significant role. Equally, the appropriateness of the company's commercial financial statements for tax purposes leads to corresponding influences on financial statements compiled in line with the Austrian Commercial Code.

### Fundamental differences

In contrast, the primary aim of accounting according to IFRS is the provision of information relevant for the decisions taken by shareholders and investors. As a result, in IFRS, the comparability of financial statements - over a period of time, as well as among companies - is allocated a higher priority than in the Austrian Commercial Code.

### Goodwill arising on consolidation

In IAS 22, goodwill arising from capital consolidation is capitalized and written off over its useful life, while the Austrian Commercial Code also allows goodwill to be offset against reserves.

### Tangible and intangible assets

In commercial legislation, the lengths of depreciation periods and periods of useful life are characterized by the principle of caution. IFRS demand an ongoing reassessment of the actual useful lives. This leads to a tendency of applying longer useful lives in IFRS valuations. In order to evaluate any necessary need for write-downs, an impairment test in accordance with IAS 36 is to be carried out.

### Finance leases

While in the allocation criteria laid down by the Austrian Commercial Code, leasing contracts are usually qualified as operating leases with the leased object continuing to be owned by the lessor, IAS 17 (revised 1997) calls for a valuation from a commercial viewpoint and not a valuation based solely on the contractual relationship. In certain cases, a leasing contract may therefore be classified as a finance lease which is to be allocated to the lessee in whose financial statements it is to be stated as an asset at book value, with the obligations to the lessor being recorded as a liability.

### Inventories

In inventories, write-downs as a result of decreased market prices are only carried out if the book values are not covered by their sales prices.

### Receivables from contract manufacturing

In Austrian accounting legislation, sales and profit are only to be realized after the complete delivery of the goods or services to the customer (completed contract method). In accordance with IAS 11 (revised 1993), long term orders can be accounted for using the percentage-of-completion method which takes into account delivery progress with proportionate realization of profits, with the degree of completion either derived from a detailed project progress report (stage of completion method), or computed from costs incurred in relation to the estimated total cost of the project (cost to cost method).

### Financial assets

Short term financial assets are posted at market values (prices at the balance sheet date). In contrast to the Austrian Commercial Code, any write-up in the value of the asset is not restricted to its original purchase price.

### Valuation of foreign currencies

There is a difference between the two accounting methods in the assessment of unrealized profits from foreign currency valuations on the balance sheet date. In Austrian law, only unrealized losses are to be accounted for in keeping with the imparity principle, while in IFRS unrealized gains must also be accounted for, with currency fluctuation therefore impacting on results in every case. According to IFRS unrealized currency gains or losses from intra-group loans are to be offset against equity without being taken through the profit and loss account.

### Deferred taxes

The tax effects of the differences in timing between tax financial statements according to Austrian law and the IFRS financial statements are represented by setting up deferred tax positions. With IFRS, deferred tax assets are also to be formed for tax loss carry forwards, if these losses are expected to be utilized by future taxable profits.

### Personnel provisions

In the Austrian Commercial Code, provisions for pensions are formed without regard to increases in salaries, using the partial value method and a discount rate, generally of 6%. The valuation of future severance payments and anniversary bonuses is generally carried out using actuarial discount rates of 4% or 5%, not the actual increases in salaries. In line with IAS 19 (revised 1998), personnel provisions (provision for pensions and similar obligations, provisions for severance payments, provisions for anniversary bonuses) are calculated according to the projected-unit-credit method. The interest rate is determined by deploying current long term interest rates in the capital markets at the balance sheet date, with future salary increases being taken account of for the period to the employees' retirement. As a result, during its accumulation phase, the provision increases more rapidly than if the partial value method proscribed by Austrian Commercial Law were used.

# V. Notes for 2002

**Other provisions**

The definition of provisions in IFRS is based on a different understanding of the principle of caution compared with Austrian commercial law. According to IFRS, the value of the provision is determined by the value that has the highest probability, and not – as is the case in Austrian commercial law – the value arising from applying the principle of commercial caution. While the formation of expense reserves is permissible in Austrian commercial law, they are not permitted in IAS 37.

**Extended publication requirements, duty to provide information**

Within the framework of IFRS accounting, there is an obligation to provide detailed explanations in the notes on individual positions of the balance sheet, the profit and loss account, the cash flow statement and the development of equity. The objective is to convey a true and fair view of the company in the annual financial statements. Beyond this, there are further information requirements, in particular regarding the business divisions, associated companies and derivative financial instruments, which are not covered by Austrian commercial law.

# General Notes

**Fundamentals**

The BWT Group, headquartered in Mondsee, is Europe's leading water technology group at present, offering water treatment products and problem solutions for the entire water cycle, "from source back to earth". The innovative product range corresponds to the state-of-the-art and is optimized in line with ecological and economic criteria.

BWT Aktiengesellschaft is present worldwide through 58 subsidiaries and had 2,466 employees as of December 31, 2002.

**The business activities are divided into four divisions:**

| | |
|---|---|
| Aqua Ecolife Technologies: | In this business division, BWT is present with innovative water technology products for drinking water, service water and swimming pool water treatment (filter technologies, limescale protection, softening, disinfection etc.) |
| Aqua Systems Technologies: | This division concentrates on customer-specific high-tech water treatment plants. Here the focus is on the pharmaceutical, the semiconductor, the beverage and the energy generation industries as well as the treatments of municipal drinking and waste water. |
| Fuel Cell Membrane Technologies: | This business division concentrates on the development and the distribution of so-called „proton exchange membranes", the heart of the new energy source "fuel cell". |
| Aqua Finance: | This division covers real estate administration and other financial participations. |

The accounting methods of the companies included in the scope of consolidation are based on the uniform accounting rules of the BWT Group.

The financial statements of all material companies and those national or international companies which require an audit on the basis of their respective national legislation, were audited by independent auditors and given unqualified audit opinions. The correct transition of the commercial accounts I into individual financial statements according to IFRS compiled to unified group guidelines was also confirmed.

In keeping with IAS 27, the balance sheet date of the consolidated financial statements is the same as that of the balance sheet date of the parent company. The annual financial statements of companies fully and partially consolidated were prepared on the basis of historical purchase and production costs. In order to improve clarity of presentation, certain positions of the balance sheet and in the profit and loss account were combined. A detailed presentation is supplied in the notes.

# General Notes

**Scope of consolidation**

The overview of the material consolidated companies can be found in appendix V.1. Apart from BWT AG itself, the consolidated financial statements include 56 fully consolidated companies (previous year: 54). One company was consolidated at equity (previous year: 1) and one company was consolidated pro rata (previous year: 1).

The scope of consolidation during the 2002 reporting year developed as follows:

| | |
|---|---|
| Position on January 1, 2002 | 57 |
| First-time consolidation in the reporting year | 5 |
| Merged during the reporting year | -1 |
| Deconsolidated in the reporting year | -2 |
| Position on December 31, 2002 | 59 |

Shares in consolidated companies owned by minorities are stated separately. The share in profit contained in the profit and loss account but due to minorities are identified separately in the profit and loss account.

**Material purchases and sales**

Following a public takeover offer for all the registered shares in public ownership of Christ AG, Aesch, in 2002 BWT AG, Mondsee acquired the remaining 1,681 ordinary shares in the context of a squeeze-out. The takeover price was CHF 480.

The company sold 57% of its 60% stake in BWT France S.A. to the Turkish Altek A.S.

**Consolidation method**

Capital consolidation is carried out using the book value method. The acquisition cost of purchased shares is netted against the book values at the point in time of purchase of the proportion of equity in the purchased subsidiary. Differences arising as assets from first-time consolidations are carried as goodwill and are subject to scheduled straight-line depreciation depending on the length of its useful life. Differences arising as liabilities from first-time consolidation, which result from negative expectations of future earnings, are classified as other provisions.

Differences arising as liabilities from capital consolidation are shown as negative goodwill (see appendix V. 2.) and the value of the acquired depreciable asset is written back in line with its expected useful life.

Intra-company receivables and liabilities, expenses and earnings as well as intra-group earnings are eliminated if they are not immaterial.

For the associated companies consolidated using the equity method, the same equity consolidation principles applies as for full and proportional consolidation, with the latest available annual financial statements used as the basis for consolidation. For the company included at equity, local valuation methods with immaterial modifications are used.

For shares in companies in whose business policies the parent has substantial influence (associated companies), the percentage of profits is proportionate to the percentage of equity held (equity method). In this case, the value of any dividend payments is reduced by the proportionate amount.

Material intra-group earnings and losses are eliminated.

**Currency translation in the group**

Currency translation of foreign accounts is carried out using the concept of functional currencies. This is the respective national currency in every case, as the companies operate their businesses independently in financial, commercial and organizational terms.

Apart from equity positions, all the balance sheet positions were translated at the middle rate on December 31, 2002. The individual positions of the consolidated foreign companies' profit and loss accounts were translated at the average exchange rate of the period. Differences from currency conversion of the proportionate equity are carried through reserves. Where a foreign company is deconsolidated, the differences in exchange rates are booked through the profit and loss account.

The principal currencies' exchange rates used for currency conversion (outside the Euro-zone) developed as follows:

| | | Price | | Average annual price | |
|---|---|---|---|---|---|
| | | 31.12.2002 € | 31.12.2001 € | 2002 € | 2001 € |
| 100 | Swiss francs | 68.71 | 67.51 | 68.19 | 66.28 |
| 100 | British pounds | 153.85 | 164.29 | 158.93 | 161.39 |
| 100 | Hungarian florints | 0.43 | 0.41 | 0.41 | 0.39 |
| 100 | Polish zloty | 24.78 | 28.62 | 25.92 | 27.48 |
| 100 | Czech crowns | 3.18 | 3.13 | 3.26 | 2.95 |
| 100 | American dollars | 95.23 | 113.19 | 105.46 | 112.11 |

# Accounting and valuation principles

**Intangible assets and tangible assets**

Intangible and tangible assets are valued at their purchase or production costs, reduced by scheduled straight-line depreciation. The production costs, in addition to unit costs, contain appropriate proportions of material and production overheads. Expenses relating to general administration and interest payable are not capitalized.

Assets are depreciated from the point in time at which they begin to be operated. Straight-line depreciation is charged over the expected useful life of the respective asset. For assets where operations commence during the first six months of the accounting year, a full year's depreciation is charged; otherwise six months' depreciation is charged. In determining the expected useful life of an asset, the expected economic or technical lifetime is taken into account.

Assets with a value of below € 400 (assets of minor value) are depreciated in full during the year of acquisition and immediately treated as disposals in the schedule of fixed assets.

In the case of probable permanent value impairment, non-scheduled depreciation is carried out. In order to examine the valuation of the items in the tangible asset category, we carry out an impairment test. Here the higher of the net disposal value and useful value which is calculated as the present value of the associated future financial inflows and outflows is compared against the current book value. If the book value is higher, an impairment to the lower value is carried out. If the reasons for the implementation of non-scheduled depreciation no longer apply, the asset is written up to a value no higher than its purchase or production prices less scheduled depreciation. Maintenance is carried as expenditure as long as it does not materially alter the nature of the asset in question.

A difference in value arising from first-time consolidation is carried as goodwill and subject to scheduled depreciation in line with the expected useful life. Additionally, the remaining goodwill is compared to its economic value on each balance sheet date. Any decreases in the future value are booked as non-scheduled depreciation.

For intangible assets constructed by the company, the production time is divided into a research and development phase. Costs incurred during the research phase are charged to the profit and loss account immediately. Expenses arising during the development phase are capitalized as intangible assets (in line with IAS 38), if certain conditions relating to the future use of the disbursed expenses apply, above all the technical viability of the developed product or process. The valuation of assets constructed by the company is carried out using production costs less scheduled and unscheduled depreciation.

The depreciation of intangible assets and of consumable assets is performed on a straight-line basis over the expected economic lifetime of the respective asset.

Tangible and intangible assets

When evaluating the depreciation rates, the following economic lifetimes were assumed. These are unchanged from the previous year:

| | Useful life in year | |
|---|---|---|
| | From | To |
| Intangible assets | | |
| Goodwill | 3 | 20 |
| Software | 3 | 5 |
| Patents, trade marks | 5 | 10 |
| | | |
| Tangible assets | | |
| Buildings | 20 | 50 |
| Investments in buildings of third parties | 10 | 20 |
| Machinery | 3 | 10 |
| Business equipment | 3 | 10 |

Leasing and rental properties

Leasing and rental contracts which result in all risks and rewards arising from the use of the asset being transferred to the Group, are treated as finance leases. At the point in time of purchase, the assets underlying the respective leasing or rent contracts are capitalized at the current value of future leasing or rental installments at purchase and depreciated over the duration of the lease period. The capitalized assets are offset by the net present values of the future liabilities arising from the unexpired portion of the leasing or rental contract as at the balance sheet date.
Assets used as a result of any other leasing or rental contracts are treated as operating leases with assets remaining the property of the lessor or owner. Rental payments are carried as expenses in the profit and loss account.

Financial assets

Financial assets are not held for trading purposes (see Note 9). If the actual intention and ability to hold the asset to maturity exist, the asset is valued at purchase cost, reduced by write-downs in the case of a permanent impairment of value. If the reasons for the implementation of a write-down no longer apply, the asset is written up to a value no higher than its purchase prices.

All the securities classified as financial assets are deemed to be available for sale. They are valued at purchase cost at the point in time of their acquisition and in later periods, at their respective current market values. Changes in values are recorded in reserves and only at the point in time of their sale is a profit or loss realized in the profit and loss account. Market values of securities are the values on the stock market on the balance sheet date.
Other participations, for which a market value cannot be determined without a considerable effort, are valued at purchase cost reduced by any necessary extraordinary write-down.

Inventories

Valuation of inventories is carried out using the lower of purchase or production costs or current values. Specifically, write-downs of inventories are not carried out if the book values are covered by the sales prices of the assets. The consumption of primary energy and raw materials and supplies was calculated using the average cost method. If the turnover of certain stock is deemed to be too low, write-downs are carried out if necessary.

# Accounting and valuation principles

**Receivables**

Trade receivables and other short-term receivables are valued at nominal value or acquisition cost, if necessary reduced by value adjustments. Tax receivables are netted against tax liabilities if they are owed to the same tax authority.

**Receivables from long-term orders**

*In keeping with IAS 11 (revised 1993), long term orders are accounted for using the* percentage-of-completion method with pro rata realization of earnings, whereby the degree of completion is calculated using the cost incurred to date in relation to total estimated costs (cost-to-cost method).

**Cash and liquid assets**

Short-term financial assets (cash in hand and at bank) are carried under the heading cash and valued at current value.

**Provisions**

The valuation of pension provisions and provisions for similar obligations, severance payments and anniversary bonuses is made using the projected-unit-credit-method. In this method, the expected benefits to be made by the company are distributed over the number of years of service with the company until retirement age. Salary increases expected in the future are taken into account. The amounts to be provisioned are calculated by an actuary for each balance sheet date on the basis of an actuarial study. As these benefit-orientated obligations are not tied to individual assets, they are valued in their full amounts.
Calculation of provisions for deferred taxes is carried out using the liability method and the tax rate which is to be expected from the situation of the limited time differences in line with the position on the balance sheet date. Other provisions are formed individually at the level of the uncertain liabilities, whereby the amount that has the highest probability of arising, is used.

**Liabilities**

Liabilities are carried at the higher of acquisition cost or repayment value. Liabilities in foreign currencies are valued at the middle rate of the currency concerned on the balance sheet date, or at the hedged exchange rate. Arrangement fees for loans are capitalized and written off over the duration of the loan.

**Currency translation**

Assets and liabilities accounted for in foreign currencies (currencies outside the Eurozone) are valued at the middle price on the balance sheet date, in the case of hedged exchange rates they are converted into Euro at the hedged exchange rate. Write-ups and write-downs resulting from fluctuations in the values of foreign currencies are charged to the profit and loss account.

**Earnings realization**

Earnings from goods and services rendered are realized when all material risks and opportunities arising from the good delivered have passed to the purchaser.

In order that the progress of orders and the performance of the company is reflected accurately over the accounting periods, long term orders on the basis of a reliable estimate of the degree of completion, total cost and total revenue, are generally assumed to realize the same proportion of the profit as is reflected in the progress of the order (percentage-of-completion method).

**Posting of the fair value of financial instruments**

The fair value of financial instruments is that amount on which a transaction is based between two mutually independent business partners who are informed and willing to form a contractual relationship. Fair value is often identical to the market price. Fair value is therefore derived from the market information available on the balance sheet date. In view of varying determining factors, the values which are recorded here may differ from those which are realized at a later date

**Financial earnings**

Financial expenses include interest payable on financing loans and financing leases, similar expenses and disbursements, currency losses and gains in connection with such financing, and results from currency hedging transactions.
Earnings from financial investments include interest payments, dividends and similar earnings arising from the investment of financial assets, and profits and losses from the disposal or the extraordinary write-down of financial assets.

**Taxes**

Taxes on earnings charged during the financial year include the amounts payable by the individual companies from taxable earnings multiplied by the tax rate applicable in their respective countries ("actual taxes") and the changes in tax accruals. The calculation of the tax accruals position is carried out using the balance sheet liability method for all temporary differences between the values of the balance sheet positions in the IFRS consolidated financial statements and their tax values recorded at the individual companies. Further, the likely tax advantages from existing loss carry forwards are included in the calculation. Differences from non-tax deductible goodwill and temporary differences in connection with participations are not included in tax accruals. Tax accrual assets are calculated on the following tax rates:

| Country | Tax rate |
|---|---|
| Austria | 34% |
| Germany | 40% |
| France | 35% |
| Italy | 36% |
| Switzerland | 25% |

**Earnings per share**

Earnings per share are calculated by dividing group profit after minorities' shares in profits by the weighted average number of issued shares.

**Estimates**

For the purposes of compiling consolidated financial statements, estimates and assumptions have to be made to a certain extent which influence the value of assets and liabilities in the balance sheet, the identification of other liabilities on the balance sheet date and the amount of income and expenditure during the reporting period. The actual amounts may vary from these estimates.

**Divisional reporting**

In keeping with the management approach which is the basis of IAS 14 (revised 1997) in primary divisional reporting, company divisions should be defined along the lines of internal reporting structures. In geographical segment reporting, the segmentation is to be carried out by location of the company.

# Notes to the Profit and Loss Account

**NOTE 1: sales and divisional reporting**

Consolidated group sales increased by 2.7% during the year 2002, from € 419.5 million to € 431.0 million.

The Aqua Ecolife Technologies division increased sales from € 246.4 million by 4.8% to € 258.1 million.

The Aqua Ecolife Systems division suffered from sales declines in the semiconductor and power plant industry, which was more than offset by increases in the food and beverages industry and in municipal drinking and waste water systems. Thus sales in the AST division increased by 0.2% to € 172.1 million.

In the area of Fuel Cell Membrane Technologies in which BWT's subsidiary FUMATECH GmbH develops and markets high-quality speciality membranes, sales declined from € 1.3 million to € 0.8 million.

Sales are broken down by business divisions (main breakdown) and regions (secondary breakdown). The breakdown according to business divisions is in keeping with the internal reporting structure of the group. Netting between the individual divisions is carried out on an arms-length basis. The main breakdown encompasses the business divisions described above under "fundamentals", the breakdown by region is carried out according to the location of the group company.

## Breakdown by business division

| 2002 | Aqua Ecolife Technologies € 1000's | Aqua Systems Technologies € 1000's | Fuel Cell Membrane Technologies € 1000's | Aqua Finance € 1000's | Elimination € 1000's | Total € 1000's |
|---|---|---|---|---|---|---|
| External sales | 258,132.9 | 172,135.3 | 777.8 | 0.0 | 0.0 | 431,046.0 |
| Internal sales | 3,027.2 | 2,324.5 | 276.0 | 0.0 | -5,627.7 | 0.0 |
| Total | 261,160.1 | 174,459.8 | 1,053.8 | 0.0 | -5,627.7 | 431,046.0 |
| Divisional earnings (EBIT) | 26,007.2 | 162.8 | -1,868.8 | 63.4 | 0.0 | 24,364.6 |
| Financial result | | | | | | -3,978.2 |
| Taxes on earnings | | | | | | -4,733.0 |
| Minorities | | | | | | -486.9 |
| Profit for the year | | | | | | 15,166.5 |
| Divisional assets | 205,455.6 | 176,200.6 | 2,586.4 | 8,271.5 | -29,314.6 | 363,199.5 |
| Liabilities | 161,891.7 | 99,292.1 | 3,949.4 | 3,179.1 | -29,314.6 | 238,997.7 |
| Investments | 7,643.6 | 1,977.9 | 5.8 | 1.3 | 0.0 | 9,628.6 |
| Depreciation | -9,717.3 | -5,145.8 | -210.3 | -222.5 | 0.0 | -15,295.9 |

| 2001 | Aqua Ecolife Technologies € 1000's | Aqua Systems Technologies € 1000's | Fuel Cell Membrane Technologies € 1000's | Aqua Finance € 1000's | Elimination € 1000's | Total € 1000's |
|---|---|---|---|---|---|---|
| External sales | 246,367.9 | 171,817.1 | 1,338.3 | 0.0 | 0.0 | 419,523.3 |
| nternal sales | 2,828.3 | 1,317.7 | 0.0 | 0.0 | -4,146.0 | 0.0 |
| Total | 249,196.2 | 173,134.8 | 1,338.3 | 0.0 | -4,146.0 | 419,523.3 |
| Divisional earnings (EBIT) | 22,889.4 | 5,612.8 | -2,465.5 | 92.7 | 0.0 | 26,129.4 |
| Financial result | | | | | | -4,686.0 |
| Taxes on earnings | | | | | | -5,692.8 |
| Minorities | | | | | | -542.8 |
| Profit for the year | | | | | | 15,207.8 |
| Divisional assets | 214,513.2 | 184,890.7 | 931.8 | 9,098.1 | -27,634.4 | 381,799.4 |
| Liabilities | 172,270.7 | 120,143.6 | 1,184.9 | 3,524.1 | -27,634.4 | 269,488.9 |
| Investments | 7,766.6 | 6,311.7 | 480.0 | 317.5 | 0.0 | 14,875.8 |
| Depreciation | -8,005.1 | -5,071.5 | -216.4 | -224.2 | 0.0 | -13,517.2 |

# Notes to the profit and loss account

Breakdown by region

| 2002 | Austria € 1000's | Rest of EU € 1000's | Other € 1000's | Elimination € 1000's | Total € 1000's |
|---|---|---|---|---|---|
| External sales | 107,708.3 | 181,049.2 | 165,971.6 | -23,683.1 | 431,046.0 |
| Divisional assets | 102,877.5 | 132,732.6 | 150,830.3 | -23,240.9 | 363,199.5 |
| Investments | 4,852.9 | 2,716.4 | 2,059.3 | 0.0 | 9,628.6 |

| 2001 | Austria € 1000's | Rest of EU € 1000's | Other € 1000's | Elimination € 1000's | Total € 1000's |
|---|---|---|---|---|---|
| External sales | 100,228.2 | 186,508.0 | 166,016.8 | -33,229.7 | 419,523.3 |
| Divisional assets | 115,479.7 | 134,547.3 | 152,464.0 | -20,691.6 | 381,799.4 |
| Investments | 4,557.8 | 3,779.5 | 6,538.5 | 0.0 | 14,875.8 |

NOTE 2: Other operating profit

| | 2002 € 1000's | 2001 € 1000's |
|---|---|---|
| Income from the disposal of tangible assets | 251.5 | 1,689.1 |
| Income from the disposal of tangible assets | 421.0 | 643.7 |
| Rental and leasing income and licensing revenues | 1,865.9 | 1,596.9 |
| Subsidies (fundamental research, employees) | 1,077.0 | 314.3 |
| Other | 1,731.6 | 1,786.0 |
| | **5,347.0** | **6,030.0** |

NOTE 3: Personnel expenses

| | 2002 € 1000's | 2001 € 1000's |
|---|---|---|
| Wages | 12,345.6 | 12,493.8 |
| Salaries | 81,737.9 | 81,332.0 |
| Expenses for severance payments | 1,468.5 | 1,214.5 |
| Expenses for pensions | 1,965.6 | 1,511.2 |
| Expenses for legally required social security contributions | 22,015.1 | 22,374.3 |
| Other social security contributions | 1,930.9 | 1,815.2 |
| | **121,463.6** | **120,741.0** |

The average number of employees developed as follows:

| | 2002 | 2001 |
|---|---|---|
| Administrative employees | 1,885 | 1,902 |
| Production workers | 546 | 544 |
| Trainees and apprentices | 50 | 49 |
| | **2,481** | **2,495** |

Part-time employees have been included pro-rata.
Expenses for severance payments and pensions are as follows

| | Expenses for severance payments € 1000's | Expenses for pensions € 1000's |
|---|---|---|
| Executive Board | 4.2 | 0.0 |
| Executives | 467.4 | 239.3 |
| Others | 997.0 | 1,726.3 |
| | **1,468.5** | **1,965.6** |

## NOTE 4: Deprecation on intangible and tangible assets

| | 2002<br>€ 1000's | 2001<br>€ 1000's |
|---|---|---|
| Scheduled depreciation on tangible and other intangible assets | 11,878.1 | 10,227.9 |
| Scheduled depreciation on goodwill | 3,417.8 | 3,289.3 |
| | **15,295.9** | **13,517.2** |

## NOTE 5: Other operating expenses

| | 2002<br>€ 1000's | 2001<br>€ 1000's |
|---|---|---|
| Advertising expenses | 9,725.6 | 11,158.1 |
| Fleet and travel costs | 13,017.4 | 12,960.1 |
| Freight and warehousing | 8,491.2 | 8,747.9 |
| Personnel from third parties | 3,633.1 | 4,562.5 |
| Rental and leasing expenses | 6,351.5 | 6,125.3 |
| Consultancy costs | 3,867.4 | 4,314.0 |
| Office, postal and telephone expenses | 5,725.6 | 5,766.8 |
| Commissions | 4,295.1 | 4,630.6 |
| Insurance premiums | 2,196.3 | 2,079.5 |
| Maintenance | 1,934.4 | 2,670.5 |
| Other taxes and fees | 2,604.9 | 2,663.0 |
| Other | 8,275.7 | 7,033.6 |
| | **70,118.2** | **72,711.9** |

## NOTE 6: Financial result

| | 2002<br>€ 1000's | 2001<br>€ 1000's |
|---|---|---|
| Earnings from participations | 352.3 | 311.3 |
| Earnings from other securities | 47.2 | 874.1 |
| Other interest and similar income | 639.0 | 677.3 |
| Depreciation on financial assets | -212.2 | -48.7 |
| Interest and similar expenses | -4,804.5 | -6,500.0 |
| | **-3,978.2** | **-4,686.0** |

## NOTE 7: Taxes on income and earnings

Calculated to IFRS principles, the effective tax rate for the business year 2002 was 23.2% approximately, and 26.5% for the 2001 financial year.

The current tax expenditure has been calculated as follows:

| | 2002<br>€ 1000's | 2001<br>€ 1000's |
|---|---|---|
| Tax expenditure of the financial year: | | |
| Austria | 868.5 | 883.5 |
| Abroad | 4,587.4 | 4,252.4 |
| | | |
| Deferred tax expenditure/income | | |
| Austria | -705.9 | 989.3 |
| Abroad | -17.0 | -432.3 |
| Total | **4,733.0** | **5,692.8** |

# Notes to the Profit and Loss Account

The transition of the income tax liability applying the Austrian corporate tax rate of 34% to the effective tax rate of the reporting period is shown as follows:

| | 2002<br>€ 1000's | 2001<br>€ 1000's |
|---|---|---|
| Tax expenditure at the tax rate of 34% | 6,931.4 | 7,290.8 |
| Difference in foreign tax rates | 281.6 | -322.3 |
| Tax allowance for research activities | -228.9 | -101.6 |
| Tax-exempt income from participations | 0.0 | -279.1 |
| Depreciation on participations | -14.2 | -69.3 |
| Other | -2,236.9 | -825.7 |
| Effective tax liability | 4,733.0 | 5,692.8 |
| | | |
| Effective tax rate | 23.2% | 26.5% |

The position "Other" includes depreciation on goodwill which cannot be offset against income tax, losses for which no deferred taxes were capitalized and the effect of consolidation bookings.

# Notes to the balance sheet

**NOTE 8: Intangible and tangible assets**

The detailed development is documented in the schedule of assets which forms an integral part of these consolidated financial statements. Changes resulting from the differences in the scope of consolidated companies are documented in a separate column. Those amounts that arise from the differences in the exchange rates between the beginning and the end of their reporting year at the foreign companies are documented as differences in exchange rates.

Development costs are only capitalized inasmuch as the necessary conditions according to IAS 38 are met. During the 2002 financial year, expenses for product and process innovation totaling T€ 2,569.2 (2001: T€ 3,314.6) were capitalized.

The balance sheet position "land and buildings" contains land of T€ 17,836.3 (previous year: T€ 17,814.6).

The collateral value for mortgage securities amounts to T€ 7,142.1 (previous year: T€ 8,609.9).

In keeping with IAS 17 (revised 1997), tangible assets include assets used under leasing contracts which are to be classified as BWT Group property. This relates in particular to the leased property at BWT France S.A., St. Denis (France). As of December 31, 2002, the capitalized value amounts to T€ 3,236.9 (December 31, 2001: T€ 3,381.5) and is classified as "land and buildings" in the balance sheet.

| | 2002<br>€ 1000's | 2001<br>€ 1000's |
|---|---|---|
| Purchase cost tangible assets | 4,139.1 | 4,139.1 |
| Cumulative depreciation | 902.2 | 757.6 |
| Book value tangible assets | 3,236.9 | 3,381.5 |
| | | |
| Minimum leasing installments payable as of the balance sheet date | 3,481.3 | 3,481.3 |
| Present value of the minimum leasing installments payable within one year | 488.1 | 488.1 |
| Discount rate applied | 6.849% | 6.849% |
| Present value of minimum leasing installments epayable between one and five years | 1,647.8 | 1,647.8 |
| Discount rate applied | 6.849% | 6.849% |
| Present value of minimum leasing installments payable after five years | 289.6 | 614.8 |
| Discount rate applied | 6.849% | 6.849% |

# Notes to the Balance Sheet

**NOTE 9: financial assets**

| | Acquisition cost € 1000's | Cumulative Depreciation € 1000's | Book value 31.12.2002 € 1000's | Book value 31.12.2001 € 1000's |
|---|---|---|---|---|
| Shares in associated companies | 157.4 | 0.0 | 157.4 | 154.6 |
| Participations | 1,555.6 | -41.9 | 1,513.7 | 1,642.9 |
| Securities (available for sale) | 1,790.9 | -134.0 | 1,656.9 | 1,798.0 |
| Loans | 129.7 | -104.7 | 25.0 | 107.5 |
| | **3,633.6** | **-280.6** | **3,353.0** | **3,703.0** |

Shares in associated companies relate to the participation of Christ AG in Christ Uangiyh Service-Centre Ltd., Taiwan.

Participations relate to shareholdings in the following companies:

| Company | Shares | Acquisition cost € 1000's | Book value 31.12.2002 € 1000's | Book value 31.12.2001 € 1000's |
|---|---|---|---|---|
| Nomura Micro Science Co. Ltd., Japan | 5% | 996.0 | 996.0 | 996.0 |
| Wiener Börse AG, Austria | 1% | 247.0 | 247.0 | 247.0 |
| ADDUXI S.A., France | 33% | 75.0 | 75.0 | 75.0 |
| Other | | 237.6 | 195.7 | 324.9 |
| | | 1,555.6 | 1,513.7 | 1,642.9 |

Securities consist of fixed interest bearing securities and shares in various investment funds. Their purpose is to cover provisions for severance payments and pensions in keeping with the rules of Paras. 14 and 116 of Austrian income tax law.

| | 31.12.2002 € 1000's | 31.12.2001 € 1000's |
|---|---|---|
| Fixed interest bearing securities | 27.2 | 101.0 |
| Shares in investment funds | 1,654.7 | 1,697.0 |
| Others | 0.0 | 107.5 |
| | **1,681.9** | **1,905.5** |

The current market values of the securities are largely equal to their respective purchase prices. No unrealized gains or losses arose as a result.

## NOTE 10: Inventories

| | 2002 € 1000's | 2001 € 1000's |
|---|---|---|
| Raw materials and supplies | 16,386.6 | 24,319.0 |
| Unfinished goods | 4,694.6 | 10,131.7 |
| Finished goods and products | 21,937.2 | 20,282.8 |
| Services not yet invoiced | 423.3 | 875.4 |
| Prepayments | 1,682.1 | 1,520.4 |
| Total | **45,123.8** | **57,129.3** |

The valuation is made with reference to the saleability of the individual products: with the exception of articles and devices which were launched in the product range during the business year, products with turnover frequencies of over 12 months were written down by between 25% and 100%.

The cost of materials recorded in the profit and loss account breaks down as follows:

| | 31.12.2002 € 1000's | 31.12.2001 € 1000's |
|---|---|---|
| Cost of materials | 171,323.7 | 165,894.7 |
| Cost of purchased services | 32,327.9 | 32,192.3 |
| | **203,651.6** | **198,087.0** |

## NOTE 11: Receivables and other assets

| 2002 | Total € 1000's | Of which short-term € 1000's | Of which long-term € 1000's |
|---|---|---|---|
| Trade receivables | 83,083.9 | 82,545.7 | 538.2 |
| Receivables from long term orders | 52,969.9 | 50,074.8 | 2,895.1 |
| Receivables from companies in which a participation is held | 188.1 | 188.1 | 0.0 |
| Other receivables and assets | 16,172.1 | 16,004.2 | 167.9 |
| Total | **152,414.0** | **148,812.8** | **3,601.2** |

| 2001 | Total € 1000's | Of which short-term € 1000's | Of which long-term € 1000's |
|---|---|---|---|
| Trade receivables | 90,010.0 | 90,010.0 | 0.0 |
| Receivables from long term orders | 47,894.8 | 46,395.4 | 1,499.4 |
| Receivables from companies in which a participation is held | 70.4 | 70.4 | 0.0 |
| Other receivables and assets | 16,686.7 | 16,686.7 | 0.0 |
| Total | **154,661.9** | **153,162.5** | **1,499.4** |

The receivables and other assets are reduced by necessary individual value adjustments of T€ 2,090.4 (previous year: T€ 1,879.9) and general value adjustments of T€ 495.8 (previous year: T€ 564.0. Receivables from companies in which a participation is held relate mainly to subsidiaries of Christ AG.

# Notes to the Balance Sheet

NOTE 12: Long term orders

In keeping with IAS 11 (revised 1993), all those long term orders for which it is possible to reliably evaluate the degree of completion, total costs and total revenues, earnings were realized according to the degree of progress of the work (percentage-of-completion method). Thus, when applying the percentage-of-completion method, earnings are realized at a point in time at which there is not yet any legally enforceable claim to payment. BWT Group evaluates the degree of completion in relation to the costs incurred as a proportion to estimated total costs (cost-to-cost method).

| Revenue from long term orders | 2002<br>€ 1000's | 2001<br>€ 1000's |
|---|---|---|
| Revenue in financial year | 38,012.6 | 50,956.2 |
| Costs incurred to 31.12. | 56,501.5 | 48,090.6 |
| Realized profits to 31.12. | 11,723.7 | 8,694.5 |
| Realized losses to 31.12. | 150.8 | 632.1 |
| Prepayments | 285.4 | 12,858.1 |

Prepayments of T€ 17,986.1 (previous year: T€ 2,373.4) are offset - as far as is permitted - against receivables from long-term orders.

NOTE 13: Other receivables

The other receivables are mainly claims to tax refunds.

The position "other receivables and assets" contains revenue in the amount of T€ 137.1 (previous year: T€ 641.3) which becomes payable after the balance sheet date. As of the balance sheet date, no securitization in the form of bills of exchange existed for the receivables.

NOTE 14: Liquid assets

| | 31.12.2002<br>€ 1000's | 31.12.2001<br>€ 1000's |
|---|---|---|
| Bank balances | 19,238.7 | 19,284.8 |
| Cash in hand | 202.5 | 179.8 |
| Securities (held for trading) | 65.3 | 65.3 |
| Total | 19,506.5 | 19,529.9 |
| **Liquidity (net) for purposes of the cash flow statement** | **19,506.5** | **19,529.9** |

## NOTE 15: Deferred tax assets

Deferred tax assets result from time-limited differences in valuation and accounting for purposes of IFRS financial statements, and their respective underlying valuation in the taxation accounts, and are as follows:

| | 31.12.2002<br>€ 1000's | 31.12.2001<br>€ 1000's |
|---|---|---|
| Amounts for tax asset accruals: | | |
| Consolidation bookings | 1,234.3 | 1,415.7 |
| Social capital reserves | 861.5 | 1,198.4 |
| Deferred taxes arising from tax loss carry forward | 4,159.5 | 3,852.6 |
| Other | 2,209.1 | 582.3 |
| **Deferred tax assets** | **8,464.4** | **7,048.9** |
| Amounts for deferred tax liabilities: | | |
| Fixed assets | 3,389.8 | 3,422.1 |
| Other (finance leasing, etc.) | 2,989.2 | 2,263.4 |
| **Deferred tax liabilities** | **6,379.0** | **5,685.5** |
| **Deferred tax assets** | **2,085.4** | **1,363.4** |

The majority of losses carried forward in subsidiaries can be carried forward without time limit, and used for purposes of the reduction of the future taxable income of the company and its consolidated subsidiaries.

In keeping with IAS 12, deferred taxes payable on existing losses carried forward of T€ 4,159.5 were capitalized, as these can be netted against future taxable profits. Deferred tax on losses carried forward was capitalized in the probable amount which can be netted against taxable profits in the foreseeable future. For the purposes of the Austrian, German and Swiss tax laws, there are no time limitation regarding the use of loss carry forward. No losses were carried forward in any other country.

Tax expenses break down as follows:

| | 2002<br>€ 1000's | 2001<br>€ 1000's |
|---|---|---|
| Corporation tax for the business year (actual amount) | 5,472.7 | 5,201.6 |
| Late payments of corporation tax relating to prior years | -16.8 | -65.8 |
| Changes in deferred tax assets | -722.9 | 557.0 |
| | **4,733.0** | **5,692.8** |

# Notes to the Balance Sheet

**NOTE 16: Equity**

The composition and development of equity in the balance sheet is documented in the equity schedule.

The nominal capital consists of 17,883,500 shares each of which represents an equal participation in the issued equity of the company.

The major shareholders of BWT Group are YSRO Holding B.V. (31.6%) and the BWT Private Foundation (18.9%). The free float of 49.5% is held by Austrian and international investors. The shares are quoted on the Prime Market of the Vienna stock exchange and bear the identification number 073.770. In the USA the share is traded in the OTC market via a Sponsored ADR Level 1 Program of the Bank of New York.

On the basis of the BWT AG articles of association, the Executive Board is authorized up to June 25, 2007 to increase the equity capital of the company by up to € 8,916,500 to € 26,750,000 by issuing new shares.

The legal capital reserve results from the share premium achieved on the occasion of the capital increase at the IPO in 1994.

If losses relating to subsidiaries incurred by a consolidated subsidiary exceeds the share in the equity represented by this subsidiary, the excess and any further loss relating to the subsidiary is netted off against Group losses relating to subsidiaries.

**NOTE 17: Reserves for social capital**

Calculation of social capital reserves (provisions for pensions, severance payments and anniversary bonuses) is carried out in keeping with the rules of IAS 19 (revised 1998).

**Pension provisions**

At BWT AG, Mondsee and at German subsidiaries there are direct pension obligations for certain employees as a result of individual agreements. The following parameters were used for purposes of the calculation using the projected-unit-credit method:

| Biometric calculation bases | Austria | Germany |
|---|---|---|
| Actuarial discount rate | 4.5% | 6.0% |
| Wage/salary trend | 2.0% | 2.0% |
| Pension trend | 2.0% | 0.0% |
| Average fluctuation | none | 2.0% |

| | 2002 € 1000's | 2001 € 1000's |
|---|---|---|
| Present value of pension obligations as of January 1 | 17,254.9 | 16,935.0 |
| Changes in the scope of consolidation | 0.0 | 0.0 |
| Expenses arising from time in service | 102.8 | 104.9 |
| Interest expenses | 956.5 | 944.4 |
| Pension payments | -771.7 | -733.1 |
| Actuarial profits/losses | -523.0 | 3.7 |
| **Present value of pension obligations as of Dec. 31** | **17,019.5** | **17,254.9** |

## Provisions for severance payments

As a result of legal obligations, employees of the Austrian group companies receive a one-off payment in the case of their being made redundant or their retirement. The size of such payments is dependent upon the number of years of service with the company and the circumstances under which the severance payment becomes due. The following parameters were used for purposes of the calculation using the projected-unit-credit method:

| Biometric calculation bases | |
|---|---|
| Actuarial discount rate | 4.5% |
| Wage/salary trend | 2.0% |
| Pension trend | 2.0% |
| Average fluctuation<br>(dependent upon the number of years in service with the company) | 0 - 12% |

| | 2002<br>€ 1000's | 2001<br>€ 1000's |
|---|---|---|
| Present value of severance payment obligations as of January 1 | 3,984.7 | 3,677.4 |
| Changes to the scope of consolidation | 0.0 | 0.0 |
| Expenses arising from time in service | 322.9 | 297.1 |
| Interest expenses | 164.7 | 161.8 |
| Severance payments | -80.9 | -61.7 |
| Actuarial profits/losses | 148.2 | -89.9 |
| **Present value of severances obligations as of December 31** | **4,539.6** | **3,984.7** |

## Provision for anniversary payments

Anniversary bonuses were calculated for the employees of certain Austrian group companies. The following parameters were used for purposes of the calculation using the projected-unit credit method:

| Biometric calculation bases | |
|---|---|
| Actuarial discount rate | 4.5% |
| Wage/salary trend | 2.0% |
| Pension trend | 2.0% |
| Average fluctuation<br>(dependent upon the number of years in service with the company) | 0 - 12% |

| | 2002<br>€ 1000's | 2001<br>€ 1000's |
|---|---|---|
| Present value of anniversary bonuses payable as of January 1 | 225.6 | 141.8 |
| Changes to the scope of consolidation | 0.0 | 0.0 |
| Expenses arising from time in service | 17.6 | 11.9 |
| Interest expenses | 10.9 | 7.8 |
| Anniversary payments | -4.0 | -8.2 |
| Actuarial profits/losses | 4.0 | 72.3 |
| **Present value of anniversary bonuses payable as of December 31** | **254.1** | **225.6** |

# Notes to the Balance Sheet

**NOTE 18: Other provisions**

The development of the other provisions which were valued in line with IAS 37 is detailed in the following overview:

| Other provisions | 1.1. 2002 € 1000's | Change to scope of consoli- dation € 1000's | Currency differ- ence Transfer € 1000's | Deploy- ment € 1000's | Write- back € 1000's | Transfer € 1000's | 31.12. 2002 € 1000's | Of which long- term € 1000's |
|---|---|---|---|---|---|---|---|---|
| Unpaid bills | 19,191.4 | 0.0 | -135.4 | 14,745.6 | 23.8 | 10,609.1 | 14,895.7 | 0.0 |
| Personnel expenses | 6,208.5 | 0.0 | -0.6 | 4,407.9 | 51.9 | 6,300.1 | 8,048.2 | 0.0 |
| Guarantees | 3,947.5 | 0.0 | -75.1 | 2,327.0 | 169.1 | 2,519.2 | 3,895.5 | 352.3 |
| Other | 3,090.9 | 0.0 | -51.9 | 2,355.8 | 176.2 | 3,801.8 | 4,308.8 | 751.1 |
| | 32,438.3 | 0.0 | -263.0 | 23,836.3 | 421.0 | 23,230.2 | 31,148.2 | 1,103.4 |

The provision for personnel expenses contains unconsumed holidays, bonus payments and commissions.

The provisions for guarantees relate to the costs of expected claims on products during the guarantee period. The provisioned amount is the present value of the best estimate made on the basis of experience.

**NOTE 19: Bonds**

In November 1999, € 17 million in bonds, divided into 17,000 equal-ranking bearer bonds each with a nominal value of € 1000 were issued. The bonds bear an annual interest rate of 6.875% until their maturity date. Interest is payable annually in arrears on November 17. By means of an interest rate swap the interest rate is currently reduced to 2.5% (see note 25 Derivative financial instruments). The bonds will mature on November 17, 2009. The bonds are traded in the "Freiverkehr" tier of the Frankfurt stock exchange (WP identification number 353.770).

## NOTE 20: Liabilities

| 2002 | Total € 1000's | Of which with a remaining term ≤1 year € 1000's | Of which with a remaining between 1-5 years € 1000's | Of which with a remaining term of >5 years € 1000's | Of which with a remaining term of >1 year secured with properties € 1000's |
|---|---|---|---|---|---|
| Bonds | 17,000.0 | 0.0 | 0.0 | 17,000.0 | 0.0 |
| Bank loans and overdrafts | 93,543.0 | 62,705.5 | 27,746.1 | 3,091.4 | 7,142.2 |
| Trade payables | 37,491.4 | 37,491.4 | 0.0 | 0.0 | 0.0 |
| Customer advances | 878.0 | 878.0 | 0.0 | 0.0 | 0.0 |
| Drafts and notes payable | 4,238.4 | 4,238.4 | 0.0 | 0.0 | 0.0 |
| Payables to companies in which a participation is held | 49.4 | 49.4 | 0.0 | 0.0 | 0.0 |
| Other liabilities | 21,274.3 | 18,944.7 | 1,991.4 | 338.2 | 0.0 |
| Total other liabilities | 26,440.1 | 24,110.5 | 1,991.4 | 338.2 | 0.0 |
| | **174,474.5** | **124,307.4** | **29,737.5** | **20,429.6** | **7,142.2** |

| 2001 | Total € 1000's | Of which with a remaining term ≤1 year € 1000's | Of which with a remaining between 1-5 years € 1000's | Of which with a remaining term of >5 years € 1000's | Of which with a remaining term of >1 year secured with properties € 1000's |
|---|---|---|---|---|---|
| Bonds | 17,000.0 | 0.0 | 0.0 | 17,000.0 | 0.0 |
| Bank loans and overdrafts | 115,716.4 | 73,267.4 | 34,341.1 | 8,107.9 | 24,788.3 |
| Trade payables | 37,503.7 | 37,503.7 | 0.0 | 0.0 | 0.0 |
| Customer advances | 13,727.3 | 13,727.3 | 0.0 | 0.0 | 0.0 |
| Drafts and notes payable | 4,204.8 | 4,204.8 | 0.0 | 0.0 | 0.0 |
| Payables to companies in which a participation is held | 144.7 | 144.7 | 0.0 | 0.0 | 0.0 |
| Other liabilities | 16,457.3 | 15,149.3 | 1,308.0 | 0.0 | 0.0 |
| Total other liabilities | 34,534.1 | 33,226.1 | 1,308.0 | 0.0 | 0.0 |
| | **204,754.2** | **143,997.2** | **35,649.1** | **25,107.9** | **24,788.3** |

The other liabilities include other tax liabilities of T€ 5,452.1 (previous year: T€ 4,046.3) other liabilities for social security of T €3,081.0 (previous year: T€ 3,338.8) and a dormant partnership pursuant to the Austrian investment fund law of T€ 1,308.1 (previous year: T€ 1,962.0).

The securities on properties referred to above are mainly liens.

Other liabilities contain expenses of T€ 893.2 (previous year: T€ 549.9) which fall due after the balance sheet date.

# Notes to the Balance Sheet

**NOTE 21: Accruals**

Accruals contain mainly revenue accruals.

**NOTE 22: Other liabilities and uncertain liabilities**

**Change in inventories**

BWT Group has concluded operational rental and leasing contracts with a number of contract partners which mainly relate to the use of cars. The minimum payments payable under these contracts are as follows:

| | € 1000's |
|---|---|
| 2003 | 7,286.7 |
| 2004 – 2007 | 11,683.3 |
| Subsequently | 452.5 |

The total rental and leasing expenses during the business year amounted to T€ 6,351.5 (previous year: T€ 6,125.3).

**Sureties and guarantees**

The company has assumed the following sureties and guaranties:

| | 31.12.2002 | 31.12.2001 |
|---|---|---|
| Sureties and bank guarantees | 40,108.9 | 40,734.9 |
| Liabilities arising from bills of exchange | 4,291.5 | 4,917.4 |
| | 44,400.4 | 45,652.3 |

There are no financial liabilities over and above those detailed.

**Outstanding legal disputes**

There are some legal disputes typical for the industry. Inasmuch as the legal proceedings are in a stage at which the outcome can be predicted with a reasonable degree of certainty, a corresponding provision in keeping with IAS 37 was established. Management expects that as a result of the other disputes, no significant impact on the asset, finance or earnings position of BWT Group is to be expected.

# Notes to the cash flow statement

The cash flow statement shows how funds of the group have changed during the reporting year as a result of cash inflows or outflows. The effects of company purchases were eliminated and are detailed in the position "changes in cash due to changes in the scope of consolidation". Within the cash flow statement, there is a distinction between operating, investment and financing activities. Liquidity recorded in the cash flow statement includes cash checks, cash at banks and securities (held for trading).

**NOTE 23: Cash flow from operating activities**

The cash flow from operating activities shows the flows arising from delivery and service relationships rendered and received during the financial year. The cash flow from operating activities of T€ 31,632.8 (previous year T€ 4,297.2) includes changes in current assets.

| Other information: | 31.12.2002<br>€ 1000's | 31.12.2001<br>€ 1000's |
|---|---|---|
| Interest inflows | 575.7 | 636.2 |
| Interest outflows | 4,893.5 | 6,797.6 |
| Tax payments | 3,956.9 | 5,568.7 |

**NOTE 24: Cash flow from investment activities**

Purchases of tangible assets and financial assets resulted in outflows of T€ 9,198.5 (previous year T€ 15,077.0).

For the acquisition of companies, there were outflows of T€1,810.3 (previous year: T € 33,561.20).

**NOTE 25: Financial instruments**

A distinction is made between primary and derivative financial instruments.

**Primary financial instruments**

The portfolio of primary financial instruments is documented in the balance sheet. On the asset side, the amounts posted also include the maximum risk of default of capital or interest payments as there are no general agreements on repayments in these cases. The risk regarding trade receivables is regarded as low as the creditworthiness of new and existing customers is continually monitored and no more than 5% of total receivables are outstanding from any one customer.

The credit risk arising from the investments of cash and securities is limited as these are held almost exclusively by Austrian companies, and BWT Group only works with financial partners who have a good credit rating.

Due to the decentralized European group structure of BWT Group, loan financing for the purposes of short-term assets are made in the respective currency of the local company. Therefore, currency risks are limited since the expenses arising from such financing are also invoiced in the respective local currency. However, risks from financing transactions arise at the parent company in Swiss francs.

# Notes to the cash flow statement

| 2002 | Book value € 1000's | Market value € 1000's | Effective interest rate in % |
|---|---|---|---|
| Fixed interest bearing securities, other | 27.2 | 27.2 | 0.27 |
| Shares in investment funds | 1,654.7 | 1,654.7 | 6.68 |
| Total | 1,681.9 | 1,681.9 | |

| 2001 | Book value € 1000's | Market value € 1000's | Effective interest rate in % |
|---|---|---|---|
| Fixed interest bearing securities, other | 101.0 | 101.0 | 3.20 |
| Shares in investment funds | 1,697.0 | 1,697.0 | 5.70 |
| Loans | 107.5 | 107.5 | 5.54 |
| Total | 1,905.5 | 1,905.5 | |

**Interest-bearing financial liabilities**

Financial obligations to non-banks

| Type | Current local | Nominal in currency (thousands) | Book value € 1000's | Effective interest rate in % |
|---|---|---|---|---|
| Bond | EUR | 17,000 | 17,000 | 2.50 |
| Dormant partnership in accordance with the Austrian investment fund law | EUR | 1,308 | 1,308 | 4.90 |
| Total | | | 18,308 | |

Fixed-interest financial liabilities to banks

| Type | Current local | Nominal in currency (thousands) | Book value € 1000's | Effective interest rate in % |
|---|---|---|---|---|
| Loan | EUR | 12,300 | 12,300 | 4.67 |
| | CHF | 4,900 | 3,367 | 4.88 |
| | GBP | 2,975 | 4,577 | 4.58 |
| | | | | |
| | | Total | 20,244 | |
| | | | | |
| Advances | EUR | 2,800 | 2,800 | 3.25 |
| | CHF | 56,335 | 38,854 | 1.16 |
| | | | | |
| | | Total | 41,654 | |
| Total | | | 61,898 | |

Variable-interest financial liabilities to banks

| Type | Current local | Nominal in currency (thousands) | Book value € 1000's | Effective interest rate in % |
|---|---|---|---|---|
| Loans | EUR | 12,995 | 12,995 | 4.49 |
| | CHF | 11,500 | 7,902 | 1.38 |
| | CZK | 20,344 | 646 | 3.55 |
| | | | | |
| | | Total | 21,543 | |
| | | | | |
| Overdrafts | EUR | 618 | 618 | 4.32 |
| | | Total | 618 | |
| | | | | |
| Current account | EUR | 3,061 | 3,061 | 4.93 |
| | PLN | 430 | 107 | 7.71 |
| | GBP | 3,854 | 5,929 | 5.00 |
| | SEK | 649 | 72 | 4.50 |
| | USD | 35 | 33 | 6.30 |
| | HUF | 66,269 | 282 | 7.13 |
| | | | | |
| | | Total | 9,484 | |
| Total | | | 31,645 | |

**Financial derivatives**

For purposes of containing the risk of changing interest rates, the parent company has entered into the following interest rate swap contracts (fair value hedge):

| | 31.12.2002 | | 31.12.2001 | |
|---|---|---|---|---|
| | Nominal amount € 1000's | Market value € 1000's | Nominal amount € 1000's | Market value € 1000's |
| Interest rate swap 1999 – 2004 | 17,000 | -123.3 | 17,000 | 386.6 |
| Interest rate swap 2002 – 2005 | 17,000 | 87.0 | | |
| Interest rate swap 1999 – 2009 | 17,000 | 1,848.4 | 17,000 | 886.5 |
| Interest rate swap 1999 – 2009 | 17,000 | 468.3 | 17,000 | 249.2 |

In order to hedge currency risks, the following currency futures contracts were entered into by Christ AG:

| | | 31.12.2002 | | 31.12.2001 | |
|---|---|---|---|---|---|
| | Currency | Nominal amount | Market value € 1000's | Nominal amount | Market value € 1000's |
| Purchase of Euro futures against USD | TUSD | 2,486.7 | 135.1 | | |
| Sale of USD futures against CHF | TUSD | 6,000.0 | 432.2 | 2,500.0 | -111.1 |

The valuations are regularly based on assumptions of future market developments and use valuation models, so that differing assumptions and/or models may lead to varying results.

## NOTE 26: other information

**Material events after the balance sheet date**

Events occurring after the balance sheet date, which are of material importance for the valuation on the balance sheet date and to be booked or laid open in accordance with IAS 10 (events after the balance sheet date, revised 1999) are either taken account of in these consolidated financial statements or not known.

**Information on transaction with associated companies**

There are consultancy contracts of immaterial scope size with two members of the Supervisory Board; the contractual terms are made on an arms-length basis.

**Information on the management organs of the company**

The total remuneration of the members of the BWT Executive Board totaled T€ 682.6 (previous year: T€ 617.1) during the financial year. No payments were made to former members of the Executive Board or their descendants. The members of the Supervisory Board only received expense reimbursements for the activities during the 2002 financial year. There are no loans or credit guarantees to members of the Executive or Supervisory Boards.

During the 2002 financial year, the members of the Executive Board were:

Mr. Andreas Weißenbacher (Chairman)
Mr. Gerhard Speigner
Mr. Massimo Grassi
DDr. Karl Michael Millauer

During the 2002 financial year, the members of the Supervisory Board were:

Dr. Leopold Bednar (Chairman)
Dr. Wolfgang Hochsteger (Deputy Chairman)
Dipl. Vw. Ekkehard Reicher
Ms. Gerda Egger
Mr. Klaus Reinhard Kastner
Mr. Serge Schmitt (since May 29, 2002)

## Earnings per share

The undiluted earnings per share are calculated by dividing group profit by the weighted number of outstanding ordinary shares during the year.

| | 2002 | 2001 |
|---|---|---|
| Group profit in € 1000's | 15,166.5 | 15,207.8 |
| Weighted number of outstanding shares | 17,833,500 | 16,833,375 |
| Earnings per share in € | 0.85 | 0.90 |

## Proposal for profit distribution

In keeping with the provisions of the Austrian joint stock corporation law, the company accounts of BWT AG to 31.12.2002, which were compiled to Austrian generally accepted accounting principles, form the basis of the dividend distribution. These financial statements show a balance sheet profit of € 34,882,617.31.

The Executive Board proposes the following profit distribution to the General Meeting at 28 May 2003.

a) that a dividend of € 0.18 per share and a bonus of € 0.06, in total € 4,280,040 be paid on the 17,833,500 shares (SIN 073770)

b) that the remaining € 30,602,577.31 be carried forward to the new business year.



Andreas Weißenbacher
Charmain of the Executive Board



Gerhard Speigner
Finance Direktor



Massimo Grassi
Member of the Executive Board



K.M. Millauer
Member of the Executive Board

# Overview of the material participations (Appendix V.1.)

As of December 31, 2002, the scope of consolidation is constituted of the following companies:

| Abbreviation | Company, location | Total in % | Indirectly in % | via | Consoli-dation |
|---|---|---|---|---|---|
| AS | Aqua Service GmbH, Mondsee | 100.000% | | | F |
| IQ | IQ Corporation GmbH, Vienna | 100.000% | | | F |
| AHS | Arcana Hygienesysteme GmbH, Vienna | 100.000% | | | F |
| NEHER | Neher Bad & Wellness Systeme GmbH, Villach | 74.000% | | | F |
| CWTAG | Christ Water Technology AG, Mondsee | 100.000% | 25.820% | BWTD | F |
| CAGBET | Christ Beteiligungs GmbH, Mondsee | 100.000% | | | F |
| BWTGSTV | BWT GrundstücksverwaltungsGmbH, Schriesheim | 100.000% | | | F |
| CILVW | Cillit Wassertechnik VerwaltungsGmbH, Schriesheim | 100.000% | | | F |
| BWTF | BWT France S.A.S., Paris | 100.000% | | | F |
| CAET | Christ Aqua Ecolife AG, Aesch | 100.000% | | | F |
| CCI | Cillichemie Italiana S.R.L., Milan | 100.000% | | | F |
| BWTP | BWT Polska Sp.z.o.o., Warsaw | 100.000% | | | F |
| BWTCHRH | BWT & CHRIST Hungaria Kft, Budapest | 88.790% | | | F |
| BWTCR | BWT Ceska Republika s.r.o., Prague | 100.000% | | | F |
| BWTUSA | BWT USA Inc., Carlsbad / California | 100.000% | 100.000% | IQ | F |
| BWTB | BWT Belgium nv/sa, Zaventem | 100.000% | 100.000% | BWTD | F |
| FUMA | FuMA-Tech GmbH, St. Ingbert | 100.000% | 100.000% | BWTD | F |
| LOESCH | Lösch Filter GmbH, Kempenich | 100.000% | 100.000% | BWTD | F |
| CPED | C.P.E.D. S.A.S., Paris | 85.000% | 85.000% | BWTF | F |
| CPS | C.P.S. S.A.S., Paris | 85.030% | 85.000% | CPED | F |
| CILSP | Cilit S.A., Barcelona | 100.000% | 100.000% | CCI | F |
| HTBA | Hinke Tankbau GmbH, Vöcklamarkt | 100.000% | 100.000% | CWTAG | F |
| KWS | CHRIST-Kennicott Water Techn. Ltd., Wolverhampton | 100.000% | 100.000% | CWTAG | F |
| AE | Aqua Engineering GmbH, Mondsee | 100.000% | 100.000% | CWTAG | F |
| BWTPEGUS | BWT Project Engineering Inc., San Antonio | 100.000% | 100.000% | CWTAG | F |
| GOEMAAG | GOEMA AG, Vaihingen | 100.000% | 100.000% | CWTAG | F |
| STAI | Staible Holding GmbH, Kissing | 91.530% | 91.530% | CWTAG | F |
| BWTD | BWT Wassertechnik GmbH, Schriesheim | 100.000% | 100.000% | BWTGSTV | F |
| HTBH | Hinke Hungaria Kft, Tamasi | 100.000% | 100.000% | HTBA | F |
| CAGHOL | Christ Holding GmbH, Mondsee | 100.000% | 100.000% | CAGBET | F |
| CAG | Christ AG, Aesch | 100.000% | 100.000% | CAGHOL | F |
| CWD | Christ GmbH, Stuttgart | 100.000% | 100.000% | CAG | F |
| CWF | Christ France, Paris | 100.000% | 100.000% | CAG | F |
| CWNL | Christ Holland B.V., Zoeterwoude | 100.000% | 100.000% | CAG | F |
| CWUSA | Christ Water USA Inc., Vancouver | 100.000% | 100.000% | CAG | F |
| CWSI | Christ Water Singapore Pte, Ltd., Singapur | 100.000% | 100.000% | CAG | F |
| CWN | Christ Nordic A.B., Malmo | 100.000% | 100.000% | CAG | F |
| TEPRO | Tepro Project Engineering GmbH, Graz | 100.000% | 100.000% | CAG | F |
| CWSH | Christ Water Technology Ltd., Shanghai | 95.000% | 95.000% | CAG | F |
| CWISR | Christ Israel, Gimzo | 100.000% | 100.000% | CAG | F |
| CWTAI | Christ-Uangiyh Service-Center Ltd., Taiwan | 49.000% | 49.000% | CAG | E |
| VDMD | van der Molen GmbH, Kissing | 91.530% | 91.530% | STAI | F |
| VDMNL | van der Molen International B.V., Wormerveer | 91.530% | 91.530% | STAI | F |
| VDMSA | van der Molen (South Africa) Ltd., Johannesburg | 91.530% | 91.530% | STAI | F |
| VDMSI | van der Molen (Asia) Ltd., Singapur | 91.530% | 91.530% | STAI | F |
| VDMBRA | van der Molen do Brasil Ltda., Rio de Janeiro | 91.530% | 82.377% | STAI | F |
| | | | 9.153% | VDMD | F |
| VDMNLPR | van der Molen Production B.V., Wormerveer | 91.530% | 91.530% | VDMNL | F |

F = Full consolidation P = Pro rata consolidation E = At-equity-consolidation

# Schedule of fixed assets at BWT Group (Appendix V.2.)

| | Acquistion/production cost | | | | | |
|---|---|---|---|---|---|---|
| | 01.01.2002 | Price difference and reclassification | First time consoli-dation | Additions | Disposals | 31.12.2002 |
| **Intangible assets** | **78,002.6** | **-69.5** | **947.2** | **4,523.2** | **1,498.9** | **81,904.6** |
| Concession, rights, licenses | 10,524.5 | -23.1 | 30.9 | 835.5 | 28.9 | 11,338.9 |
| Goodwill from consolidation | 56,784.8 | - | 916.3 | 948.8 | - | 58,649.9 |
| Negative goodwill from consolidation | -346.5 | - | - | - | - | -346.5 |
| Other intangible assets | 11,039.8 | -46.4 | - | 2,738.9 | 1,470.0 | 12,262.3 |
| | | | | | | |
| **Tangible assets** | **140,115.5** | **208.4** | **484.5** | **5,105.4** | **5,010.8** | **140,903.2** |
| Land and buildings | 79,248.6 | -169.8 | 206.8 | 228.7 | 574.0 | 78,940.2 |
| Technical equipment and machinery | 23,095.9 | 7.4 | 77.2 | 762.6 | 592.5 | 23,350.6 |
| Factory and office equipment | 37,592.8 | 445.4 | 200.6 | 3,113.5 | 3,360.1 | 37,992.1 |
| Prepayments and construction in progress | 178.3 | -74.6 | - | 795.2 | 278.6 | 620.3 |
| Low-value assets | - | - | - | 205.5 | 205.5 | - |
| | | | | | | |
| **Financial assets** | **3,803.5** | **6.5** | **21.0** | **518.7** | **716.1** | **3,633.5** |
| Participating interests | 1,797.4 | 5.7 | - | 18.9 | 109.0 | 1,713.0 |
| Loans | 107.5 | - | 21.0 | 1.2 | - | 129.7 |
| Other financial assets | 1,898.6 | 0.8 | - | 498.5 | 607.1 | 1,790.8 |
| **TOTAL** | **221,921.6** | **145.4** | **1,452.8** | **10,147.3** | **7,225.8** | **226,441.3** |

| Depreciation | | | | | | Book value | |
|---|---|---|---|---|---|---|---|
| 01.01.2002 | Price difference and reclassification | Initial consoli-dation | Additions | Disposals | 31.12.2002 | 31.12.2002 | 31.12.2001 |
| **17,273.6** | **-39.0** | **-** | **7,218.9** | **1,492.4** | **22,961.0** | **58,943.6** | **60,729.0** |
| 6,361.5 | -24.1 | - | 1,352.4 | 22.4 | 7,667.4 | 3,671.5 | 4,163.0 |
| 8,808.8 | - | - | 3,417.8 | - | 12,226.6 | 46,423.3 | 47,976.0 |
| -346.5 | - | - | - | - | -346.5 | - | - |
| 2,449.7 | -14.9 | - | 2,448.6 | 1,470.0 | 3,413.5 | 8,848.9 | 8,590.0 |
| | | | | | | | |
| **62,821.1** | **210.1** | **-** | **8,215.5** | **5,150.9** | **67,497.0** | **73,406.2** | **77,294.4** |
| 19,033.1 | -63.2 | - | 2,281.2 | 1,636.3 | 21,015.9 | 57,924.3 | 60,215.5 |
| 16,427.5 | -23.8 | - | 1,590.3 | 429.7 | 17,564.3 | 5,786.3 | 6,668.4 |
| 27,360.6 | 297.1 | - | 4,136.1 | 2,879.4 | 28,914.4 | 9,077.7 | 10,232.2 |
| - | - | - | 2.4 | - | 2.4 | 617.9 | 178.3 |
| - | - | - | 205.5 | 205.5 | - | - | - |
| | | | | | | | |
| **100.5** | **2.1** | **-** | **212.2** | **34.3** | **280.5** | **3,353.1** | **3,703.0** |
| - | - | - | 41.9 | - | 41.9 | 1,671.2 | 1,797.4 |
| - | - | - | 104.7 | - | 104.7 | 25.0 | 107.5 |
| 100.5 | 2.1 | - | 65.7 | 34.3 | 133.9 | 1,656.9 | 1, 798.1 |
| **80,195.2** | **173.1** | **-** | **15,646.6** | **6,677.6** | **90,738.5** | **135,702.8** | **141,726.4** |

# Report of the Supervisory Board

During the 2002 financial year, the Supervisory Board discharged its legal and statutory obligation and kept itself continuously informed of the position and development of the company through verbal and written reports by the Executive Board.

The annual financial statements including the notes to the annual financial statements of BWT Aktiengesellschaft to December 31, 2002 and the consolidated financial statements were examined by the auditors appointed at the 12th Annual General Meeting on May 29, 2002, "Deloitte & Touche Salzburg GmbH".

The audit had the following result:

The accounting and the annual financial statements comply with the legal requirements. The financial statements present a true and fair view of the net worth and the financial and the earnings position of the company with due regard to generally accepted accounting principles. The management report is in agreement with the annual financial statements.

The consolidated financial statements in all their material aspects presents a true and fair view of the asset and financial position of the group as of December 31, 2002 as well as the earnings and cash flows of the financial year beginning January 1, 2002 and ending December 31, 2002, in accordance with International Financial Reporting Standards (IFRS). The group management report is in agreement with the consolidated financial statements.

The auditors have given their unqualified approval to the annual financial statements.

The Supervisory Board approved the annual financial statements of BWT Aktiengesellschaft and the consolidated financial statements to December 31, 2002 prepared by the Executive Board. They are hereby endorsed according to para. 125, sentence 3 of the Austrian joint stock corporation law. Furthermore, the Supervisory Board agrees with the Executive Board proposal for the distribution of profits.

Mondsee, April 11, 2003



Dr. Leopold BEDNAR
Chairman of the Supervisory Board

# Auditor report

We examined the consolidated financial statements as of December 31, 2002 compiled by BWT AG, consisting of the consolidated balance sheet as of December 31, 2001, the consolidated profit and loss account, the consolidated cash flow statement, the equity scheduled and the notes for the financial year from January 1, 2002 to December 31, 2002 and for the financial year from January 1, 2001 to December 31, 2001. The preparation and contents of the consolidated financial statements are the responsibility of the management. Our responsibility is, based on our audit, to express an opinion on the consolidated financial statements. Some of the individual companies included in the consolidated financial statements were audited by other auditors. Where these subsidiaries are concerned, our report is based solely on their audit opinions.

The conducted our audit in accordance with the International Accounting Standards (IAS) drawn up by the International Federation of Accountants (IFAC). These standards call for the planning and carrying out of the group audit to obtain reasonable assurance about whether financial statements are free of material misstatements. The audit uses spot-checks to evaluate the correctness of values and information contained in the consolidated financial statements. The audit also involves the examination of the accounting and valuation methods used, material estimates made by the management and an opinion on the overall content of the consolidated financial statements. It is our opinion that our examination forms a reasonable basis for our opinion.

It is our opinion that the consolidated financial statements present a true and fair view of the net worth and the financial and the earnings position of the company to December 31 2002 and to December 31, 2001 as well as the earnings and cash flows during the financial year January 1, 2002 to December 31, 2002 and the financial year January 1, 2001 to December 31, 2001 in line with International Financial Reporting Standards (IFRS) (previously International Accounting Standards).

Austrian commercial law states that the group management report and the existence of the legal conditions for an exemption from the compilation of consolidated financial statements according to Austrian law (para. 245a Austrian commercial code) is to be audited.

We confirm that the group management report 2002 is in keeping with the consolidated financial statements, and that the legal preconditions for the exemption from the obligation to compile consolidated financial statements according to Austrian law are fulfilled.

Salzburg, April 4, 2003

Deloitte & Touche Salzburg GmbH
Auditors



Mag. Brigitte Mittendorfer
(Auditor and tax consultant)



Mag. Dr. Claudia Fritscher-Notthaft
(Auditor and tax consultant)

# BWT-Group: Locations

## Headquarters

A-5310 Mondsee, Walter-Simmer-Straße 4
Tel. +43/6232/5011-0
Fax +43/6232/4058
E-mail: office@bwt.at
Internet: www.bwt-group.com
www.bwt.at

## BWT branch offices in Austria

A-5280 Braunau, Peter-Rosegger-Weg 12
Tel. +43/7722/63264-0, Fax ext. 70
E-mail: office.braunau@bwt.at

A-1230 Wien, Basler Gasse 17
Tel. +43/1/698 98 98-0, Fax ext. 11
E-mail: office.wien@bwt.at

A-9021 Klagenfurt
Ausstellungsstraße, Messegelände
Tel./Fax +43/463/504970

A-8501 Lieboch/Graz, Turmplatz 1
Tel. +43/3136/62022-0, Fax ext. 6
E-mail: office.lieboch@bwt.at

A-6020 Innsbruck, Mitterweg 25
Tel. +43/512/282576, 287234
Fax +43/512/287234-20
E-mail: office.innsbruck@bwt.at

## BWT locations in Austria

Aqua Engineering GmbH
A-5310 Mondsee, Vogelsangstraße 3
Tel. +43/6232/7722-0, Fax ext. 1710
E-mail: aqua@aqua.co.at
Internet: www.aqua-eng.com

Aqua Service GesmbH
A-5310 Mondsee, Vogelsangstraße 3
Tel. +43/6232/5011-1400, Fax ext. 1495
E-mail: Office@aquaservice.at
Internet: www.aquaservice.at

ARCANA Hygienesysteme GmbH
A-1230 Wien, Basler Gasse 17
Tel. +43/1/5052881-0, Fax +43/1/5054523-19
E-mail: office@arcana.at
Internet: www.arcana.at

Hinke Tankbau GmbH
A-4870 Vöcklamarkt, Frankenburger Straße 2
Tel. +43/7682/3660, Fax +43/7682/3660-60
E-mail: office@hinke.com
Internet: www.hinke.com

Neher Bad & Wellness Systems GmbH
A-9523 Villach-Landskron, Emailwerkstr. 25
Tel. +43/4242/41671-0, Fax ext. 6
E-mail: neher@neher.at
Internet: www.neher.at

Tepro Project Engineering
Wassertechnik GesmbH
A-8501 Lieboch, Turmplatz 1
Tel. +43/3136/62188-0, Fax ext. 6
E-mail: office@tepro.at

CHRIST Water Technology AG
A-5310 Mondsee, Walter-Simmer-Str. 4
Tel. +43/6232/5011-0
Fax +43/6232/4058
E-mail: office@bwt.at

## BWT locations world-wide

GERMANY

BWT Wassertechnik GmbH
D-69198 Schriesheim, Industriestraße 7
Tel. +49/6203/73-0, Fax ext. 102
E-mail: bwt@bwt.de
Internet: www.bwt.de

Christ GmbH
D-70499 Stuttgart, Mittlerer Pfad 9
Tel. +49/711/88716-0, Fax ext. 777
E-mail: christ@christ-wasser.de
Internet: www.christ-wasser.de

FUMATECH GmbH
D-66386 St. Ingbert, Am Grubenstollen 11
Tel. +49/6894/9265-0, Fax ext. 99
D-71665 Vaihingen/Enz, Steinbeisstraße 41 - 43
Tel. +49/7042/97024-0, Fax ext. 99
E-mail: office@fumatech.de
Internet: www.fumatech.de

GOEMA AG
D-71665 Vaihingen/Enz
Steinbeisstraße 41 - 43
Tel. +49/7042/910-0, Fax ext. 151
E-mail: goema@goema.de
Internet: www.goema.de

Van der Molen GmbH
D-86438 Kissing, Industriestraße 34a
Tel. +49/8233/7927-0, Fax +49/8233/20847
E-mail: vdm@van-der-molen.com
Internet: www.van-der-molen.com
www.van-der-molen.de

FRANCE

BWT France
F-93206 Saint-Denis Cedex
103, rue Charles Michels
Tel. +33/1/49 22 45 00, Fax +33/1/49 22 45 45
E-mail: bwt@wanadoo.fr
Internet: www.bwt.fr

Permo
F-93206 Saint-Denis Cedex
103, rue Charles Michels
Tel. +33/1/49 22 45 46, Fax +33/1/49 22 46 50
E-mail: bwt@wanadoo.fr
Internet: www.permo.tm.fr

Cillit
F-67012 Strasbourg Cedex
3, rue Evariste Galois
BP 70018
Tel. +33/3/88 62 60 64, Fax +33/3/88 83 50 90
E-mail: francis.fischer@cillit.tm.fr

CPED - Centre Pilote Eau Douce
F-95805 Cergy-Pontoise Cedex
14, rue du Petit Albi - BP 8400
Tel. +33/1/34 20 10 70, Fax +33/1/34 20 16 89
E-mail: leonard.perez@cped.fr
Internet: www.cped.fr

CPS
F-95805 Cergy-Pontoise Cedex
14, rue du Petit Albi - BP 8400
Tel. +33/1/34 20 10 70, Fax +33/1/34 20 16 89
E-mail: leonard.perez@cped.fr

Christ France S.A.S.
F-38920 Crolles Cedex
914 Avenue Ambroise Coizat
Tel. +33/476/92 03 20, Fax +33/476/92 03 01

SWITZERLAND

Christ AG
CH-4147 Aesch, Hauptstraße 192
Tel. +41/61/755 81 11, Fax +41/61/751 44 85
E-mail: info@christ.ch
Internet: www.christ.ch

Christ AQUA ecolife AG
CH-4147 Aesch, Neuhofweg 53
Postfach 127
Tel. +41/61/755 88 99, Fax +41/61/755 88 90
E-mail: info@christ-aqua.ch
Internet: www.christ-aqua.ch

ITALY

Cillichemie Italiana S.r.l.
I-20129 Milano, Via Plinio, 59
Tel. +39/02/2046343, Fax +39/02/201058
E-mail: cillichemie@cibemi.it
cillit@cibemi.it
Internet: www.cillichemie.com

BELGIUM

BWT Belgium nv/sa
B-1930 Zaventem, Leuvensesteenweg 633
Tel. +32/2/758 03 10, Fax +32/2/757 11 85
E-mail: bwt@bwt.be
Internet: www.bwt.be

THE NETHERLANDS

Christ Holland B.V.
NL-2382 NA Zoeterwoude, Energieweg 5
Tel. +31/71/589 92 18, Fax +31/71/589 74 29
E-mail: sales@christ.nl
Internet: www.christ.nl

Van der Molen Production B.V.
NL-1521 NG Wormerveer, Nijverheidsstraat 7
NL-1520 AE Wormerveer, Postbus 241
Tel. +31/75-6215652, Fax +31/75-6218812
E-mail: molennl@wxs.nl

SWEDEN

Christ Nordic AB
S-21376 Malmö, Stenaldersgatan 2B
Tel. +46/40 31 54 40, Fax +46/40 31 54 49
E-mail: info@christ.se
Internet: www.christ.se

SPAIN

Cilit, S.A.
E-08940 Cornellá de Llobregat, Barcelona
P. I. del Este, Silici, 71 - 73
Tel. +34/93/4740494, Fax +34/93/4744730
E-mail: cilit@cilit.com
Internet: www.cilit.com

UNITED KINGDOM

Christ Kennicott Water Technology Ltd.
Kennicott House, Well Lane, Wednesfield
Wolverhampton WV11 1XR, United Kingdom
Tel. +44/1902/721212, Fax +44/1902/721333
E-mail: information@christwt.co.uk
Internet: www.christwt.co.uk

TURKEY

Istanbul GOEMA Treatment System Ltd
41480 Gebze, Kocaeli/Turkey
Gebze Organize Sanayi Bölgesi
Ihsan Dede Caddesi 400, Sokak
Tel. +90/262/751 03 46
Fax +90/262/751 05-64 or -65
E-mail: gezer@gezer.com.tr
Internet: www.istanbulgoema.com.tr

POLAND

BWT Polska Sp. z o.o.
PL 01-304 Warszawa, ul. Połczynska 116
Tel. +48/22/665 26 09, Fax +48/22/664 96 12
E-mail: bwt@bwt.pl
Internet: www.bwt.pl

CZECH REPUBLIC

BWT Česká republika, s.r.o.
(komerčni zóna Praha-Průhonice)
CZ 251 01 Říčany, Lipová 196 - Čestlice
Tel. +42/02/72 68 0300, Fax +42/02/72 68 0299
E-mail: info@bwt.cz
Internet: www.bwt.cz

HUNGARY

BWT & Christ Hungária Kft.
HU-2040 Budaörs, Kamaraerdei út. 5
Tel. +36/23/430-480, Fax ext. 482
E-mail: bwtchrist@bwtchrist.hu
Internet: www.bwtchrist.hu

Hinke Kft.
H-7090 Tamási, Szabadság út. 91
Tel. +36/74/5739-61, Fax +36/74/471-745
E-mail: office@hinke.hu

USA

BWT USA Inc.
1487 Poinsettia Ave, Suite 129
Vista, CA-92083, USA
Tel. +1/760/727-6950, Fax +1/760/727-6425
E-mail: sales@bwtusa.com
Internet: www.bwtusa.com

Christ Water USA, Inc.
4018 NE 112th Avenue, Suite D2
Vancouver WA 98682, USA
Tel. +1-360-253-3440, Fax +1-360-253-3445
E-mail: cwu@christwater.com
Internet: www.christwater.com

INDIA

Growel GOEMA (India) Ltd.
Akurli Road, Kandivli (East)
Mumbai - 400 101, India
Tel. +91/22/699 3000, Fax +91/22/699 3040
E-mail: hq@growel.com
Internet: www.growel.com

SINGAPORE

Christ Water Singapore Pte. Ltd
787602 Singapore, 25 Tagore Lane no 03 - 06
Singapore Godown Bldg
Tel. +65-6-227-0239, Fax +65-6-227-6760
E-mail: info@christ.com.sg

Van der Molen Asia Pte. Ltd
049712 Singapore, 30 Cecil Street
Level 15 Prudential Tower
Tel. +65-6-232-2804, Fax +65-6-232-2716
E-mail: vdm.asia@pacific.net.sg

TAIWAN

Christ-Uangyih Service Center Ltd
43 Lane, 14 Alley 452
Boushan Road, Hsin Chu
Taiwan R.O.C.
Tel. +886-3-56300-55, Fax ext. 77
E-mail: dchiang@christ-uangyih.com.tw

CHINA (P.R.)

Christ Water Technology (Shanghai) Co. Ltd.
SOHO Building 21, No. 115, Lane 572
Zhangjiang Hi-Tech Park, Pudong
201203 Shanghai, P.R. China
Tel. +86-21-50804558
Fax +86-21-50804578
E-mail: Christ.sh@christ.com.cn

Aqua Engineering Beijing
Kempinsky Office No. C608/A609
No. 50 Liang Ma Qiao Road
Lufthansa Center, Chaoyang District
100016 Beijing, P.R. China
Tel. +86-10-8448-3654
Fax +86-10-8448-3657
E-mail: office@aquabj.com.cn
Internet: www.aqua.com.cn

SOUTH AFRICA

Van der Molen S.A. (PTY) Ltd
Johannesburg/South Africa
P.O. Box 1769, Parklands 2121
Tel. +27-11-788-0547/8, Fax +27-11-442-5932
E-mail: vdmsa@icon.co.za

BRAZIL

Van der Molen do Brasil Limitida
Centro - Rio de Janeiro
CEP 20031-141 RJ Brasil
Rua México 51 - 3 andar
Tel./Fax +55/21/2524-4908
E-mail: vdm@van-der-molen.com.br



# BWT-Newsletter

The fastest way for us to let you have the most up-to-date information about the BWT Group is the Newsletter. *Your can order the Newsletter yourself on our homepage www.bwt.at by following the link to "Investor Relations".*

If you wish, you can provide us with your E-mail address on this reply card.
We will send you the Shareholder Information on a regular basis.

☐ Yes, I would like to join the electronic mailing list.

Name: ______________________

______________________

E-mail address: ______________________

______________________

Please:

☐ Send me every Information for Shareholders
☐ Send me only financial information
☐ German
☐ English

To unsubscribe or re-subscribe to the electronic mailing list yourself, simply log into the www.bwt.at homepage.

Edition and Layout:
BWT Aktiengesellschaft

Owner. Editor and Publisher:
BWT Aktiengesellschaft

A-5310 Mondsee. Walter-Simmer-Straße 4
Tel. +43/6232/5011-0. Fax +43/6232/4058

www.bwt-group.com


BWT
BEST WATER TECHNOLOGY